Silver Standard Resources Inc.
Consolidated Financial Statements
December 31, 2013 and 2012

Management’s Responsibility for the Financial Statements
The preparation and presentation of the accompanying consolidated financial statements and Management’s Discussion and Analysis (“MD&A”) are the responsibility of management and have been approved by the Board of Directors.
The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). Financial statements, by nature, are not precise since they include certain amounts based upon estimates and judgments. When alternative methods exist, management has chosen those it deems to be the most appropriate in the circumstances.
Management, under the supervision of and the participation of the Chief Executive Officer and the Chief Financial Officer, has a process in place to evaluate disclosure controls and procedures and internal control over financial reporting as required by Canadian and U.S. securities regulations. We, as Chief Executive Officer and as Chief Financial Officer, will certify our annual filings with the Canadian Securities Administrators ('CSA') and Securities and Exchange Commission ('SEC') as required in Canada by National Instrument 52-109 and in the United States as required by the Sarbanes-Oxley Act of 2002.
The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements. The Board carries out this responsibility principally through its Audit Committee which is independent from management.
The Audit Committee is appointed by the Board of Directors and reviews the consolidated financial statements and MD&A; considers the report of the external auditors; assesses the adequacy of our internal controls, including management’s assessment described below; examines the fees and expenses for audit services; and recommends to the Board the independent auditors for appointment by the shareholders. The independent auditors have full and free access to the Audit Committee and meet with it to discuss their audit work, our internal control over financial reporting and financial reporting matters. The Audit Committee reports its findings to the Board for consideration when approving the consolidated financial statements for issuance to the shareholders and management’s assessment of the internal control over financial reporting.
Management’s Report on Internal Control over Financial Reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting. Management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2013 using criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2013.
PricewaterhouseCoopers LLP, our auditor, has audited the effectiveness of our internal control over financial reporting as of December 31, 2013, as stated in their report which appears herein.

“John Smith”	“Gregory Martin”
John Smith	Gregory Martin
President and Chief Executive Officer	Senior Vice President and Chief Financial Officer

February 20, 2014

2 | Page

February 20, 2014

Independent Auditor’s Report
To the Shareholders of Silver Standard Resources Inc.

We have completed an integrated audit of Silver Standard Resources Inc.’s and its subsidiaries’ (the “Company”) December 31, 2013 and December 31, 2012 consolidated financial statements and their internal control over financial reporting as at December 31, 2013. Our opinions, based on our audits, are presented below.

Report on the consolidated financial statements
We have audited the accompanying consolidated financial statements of Silver Standard Resources Inc. and its subsidiaries, which comprise the consolidated statements of financial position as at December 31, 2013 and December 31, 2012 and the consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for the years then ended December 31, 2013 and December 31, 2012 and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards also require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting principles and policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion on the consolidated financial statements.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Silver Standard Resources Inc. and its subsidiaries as at December 31, 2013 and December 31, 2012 and their financial performance and their cash flows for the years then ended December 31, 2013 and December 31, 2012 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of matter
As discussed in Note 2 u) to the consolidated financial statements, on January 1, 2013, the Company adopted new accounting guidance, International Financial Reporting Interpretations Committee Interpretation 20, Stripping Costs in the Production Phase of a Surface Mine. Our opinion is not modified with respect to this matter.

3 | Page

Report on internal control over financial reporting
We have also audited Silver Standard Resources Inc.’s and its subsidiaries’ internal control over financial reporting as at December 31, 2013, based on criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management’s responsibility for internal control over financial reporting
Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting.

Auditor’s responsibility
Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control, based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances.

We believe that our audit provides a reasonable basis for our audit opinion on the Company’s internal control over financial reporting.

Definition of internal control over financial reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Inherent limitations
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Opinion
In our opinion, Silver Standard Resources Inc. and its subsidiaries maintained, in all material respects, effective internal control over financial reporting as at December 31, 2013, based on criteria established in Internal Control - Integrated Framework (1992) issued by COSO.

(signed) PricewaterhouseCoopers LLP

Chartered Accountants
Vancouver, British Columbia

4 | Page

Silver Standard Resources Inc.
Consolidated Financial Statements
December 31, 2013 and 2012

5 | Page

Silver Standard Resources Inc.
Consolidated Statements of Financial Position
As at December 31, 2013 and 2012
(expressed in thousands of United States dollars)

	Note	December 31	December 31
		2013	2012
			(restated note 2(u))
		$	$
Current assets
Cash and cash equivalents	3	415,657	366,947
Trade and other receivables	4	69,247	83,454
Marketable securities	7, 9	129,267	34,733
Other current assets	5	10,000	—
Inventory	6	50,892	74,246
Assets held for sale	7	13,140	6,344
		688,203	565,724
Non-current assets
Property, plant and equipment	7	400,409	580,649
Investment in associate	9	—	119,632
Deferred income tax assets	10	12,041	7,074
Value added tax receivable	11	62,423	37,363
Other non-current assets	5	28,165	7,405
Total assets		1,191,241	1,317,847

Current liabilities
Trade and other payables	12	104,124	79,008
Convertible notes	14	—	135,805
		104,124	214,813
Non-current liabilities
Deferred income tax liabilities	10	24,736	19,373
Close down and restoration provision	13	32,973	31,222
Convertible notes	14	187,130	—
Total liabilities		348,963	265,408

Shareholders' equity
Share capital	15	707,034	706,901
Other reserves	16	(29,628)	24,016
Equity component of convertible notes	14	68,347	—
Retained earnings		96,525	321,522
Total shareholders' equity attributable to our shareholders		842,278	1,052,439
Total liabilities and equity		1,191,241	1,317,847

Events after the reporting date (notes 7(c), 23(a)(ii) and 26)
Commitments (note 23(c))
The accompanying notes are an integral part of the consolidated financial statements
Approved by the Board of Directors and authorized for issue on February 20, 2014

“Richard D. Paterson”	“John Smith”
Richard D. Paterson, Director	John Smith, Director

6 | Page

Silver Standard Resources Inc.
Consolidated Statements of Income
For the years ended December 31, 2013 and 2012
(expressed in thousands of United States dollars, except per share amounts)

	Note	2013	2012
			(restated note 2(u))
		$	$

Revenue		174,686	241,120
Cost of sales	17	(169,502)	(183,015)
Income from mine operations		5,184	58,105

General and administrative expenses	17	(23,441)	(23,662)
Exploration, evaluation and reclamation expenses		(4,018)	(12,702)
Impairment charges	8	(202,440)	—
Operating (loss) income		(224,715)	21,741

Gain on sale of mineral property	7	64,566	—
Gain on partial disposal of associate	9	—	49,082
Gain on derecognition of investment in associate	9	21,959	—
Interest earned and other finance income	18	6,180	2,066
Interest expense and other finance costs	18	(23,092)	(24,461)
Other (expense) income	19	(22,574)	4,678
Foreign exchange (loss)		(31,888)	(6,029)
(Loss) income before tax		(209,564)	47,077

Income tax (expense) recovery	10	(15,433)	8,251

Net (loss) income and net (loss) income attributable to shareholders		(224,997)	55,328

Weighted average shares outstanding (thousands)
Basic	20	80,754	80,744
Diluted	20	80,754	80,761

(Loss) earnings per share
Basic	20	$(2.79)	$0.69
Diluted	20	$(2.79)	$0.69
The accompanying notes are an integral part of the consolidated financial statements

7 | Page

Silver Standard Resources Inc.
Consolidated Statements of Comprehensive Income
For the years ended December 31, 2013 and 2012
(expressed in thousands of United States dollars)

	Note	2013	2012
			(restated note 2(u))
		$	$

Net (loss) income for the period attributable to shareholders		(224,997)	55,328
Other comprehensive (loss) income
Items that may be reclassified to net income or loss:
Unrealized (loss) on marketable securities, net of tax		(54,056)	(458)
Realized loss recycled to net income or loss		312	9,354
Share of other comprehensive (loss) income of associate	9	(641)	3,912
Cumulative translation adjustment		(393)	723
Other comprehensive (loss) income		(54,778)	13,531
Total comprehensive (loss) income attributable to shareholders		(279,775)	68,859
Total comprehensive (loss) income		(279,775)	68,859
The accompanying notes are an integral part of the consolidated financial statements

8 | Page

Silver Standard Resources Inc.
Consolidated Statements of Changes in Shareholders’ Equity
For the years ended December 31, 2013 and 2012
(expressed in thousands of United States dollars)

	Note	Common Shares		Other	Equity component	Retained	Total
		Shares	Amount	reserves	of convertible notes	earnings	equity
				(note 16)		(restated note 2(u))	(restated note 2(u))
		000's	$	$	$	$	$
Balance, January 1, 2012		80,693	705,876	6,515	—	266,194	978,585

Exercise of stock options	15	55	1,025	(407)	—	—	618
Equity-settled share-based compensation	15	—	—	4,377	—	—	4,377
Total comprehensive income for the year		—	—	13,531	—	55,328	68,859
Balance, December 31, 2012		80,748	706,901	24,016	—	321,522	1,052,439

Exercise of stock options	15	7	133	(56)	—	—	77
Equity-settled share-based compensation	15	—	—	1,190	—	—	1,190
Equity component of convertible debt	14	—	—	—	68,347	—	68,347
Total comprehensive (loss) for the year		—	—	(54,778)	—	(224,997)	(279,775)
Balance, December 31, 2013		80,755	707,034	(29,628)	68,347	96,525	842,278
The accompanying notes are an integral part of the consolidated financial statements

9 | Page

Silver Standard Resources Inc.
Consolidated Statements of Cash Flows
For the years ended December 31, 2013 and 2012
(expressed in thousands of United States dollars)

	Note	2013	2012
			(restated note 2(u))
		$	$
Cash flows from operating activities
Net (loss) income for the year		(224,997)	55,328
Adjustments for:
Depreciation, depletion and amortization		42,183	43,447
Share-based payments		1,001	4,128
Net finance expense		16,912	22,395
(Gain) on sale of mineral property		(64,566)	—
Impairment charges and inventory write-downs		225,663	—
Net (gains) on investment in associate		(23,037)	(45,673)
Other loss (income)		13,035	(9,639)
Income tax expense (recovery)		15,433	(8,251)
Non-cash foreign exchange loss		25,170	6,225
Net changes in non-cash working capital items	25	14,421	3,676
Cash generated in operating activities before interest and income taxes paid		41,218	71,636
Interest paid		(7,210)	(6,210)
Income taxes paid		(14,536)	(27,433)
Cash generated in operating activities		19,472	37,993
Cash flows from investing activities
Net proceeds from partial disposal of associate		—	71,040
Purchase of property, plant and equipment		(31,924)	(21,468)
Mineral property expenditures		(23,288)	(40,530)
Value added tax payments		(19,374)	(21,954)
Value added tax receipts		5,040	40,002
Proceeds from sale of mineral property		15,000	—
Production stripping capitalized costs		(28,837)	(32,380)
Proceeds from other investing activities		440	4,774
Interest received		6,180	2,066
Dividends received		178	701
Cash (used) generated by investing activities		(76,585)	2,251
Cash flows from financing activities
Net proceeds from issuance of convertible notes		256,083	—
Repayment of convertible notes		(138,000)	—
Proceeds from exercise of stock options		77	618
Cash generated by financing activities		118,160	618
Effect of foreign exchange rate changes on cash and cash equivalents		(12,337)	(2,970)
Increase in cash and cash equivalents		48,710	37,892
Cash and cash equivalents, beginning of period		366,947	329,055
Cash and cash equivalents, end of period		415,657	366,947

Supplemental cash flow information (note 25)
The accompanying notes are an integral part of the consolidated financial statements

10 | Page

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2013 and 2012
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

1.	NATURE OF OPERATIONS

Silver Standard Resources Inc. ("we", "us" or "our") is a company incorporated under the laws of the Province of British Columbia, Canada and our shares are publicly listed on the Toronto Stock Exchange in Canada and the NASDAQ Global Markets in the United States. Together with our subsidiaries, we (the “Group”) are principally engaged in the acquisition, exploration, development and operation of silver-dominant resource properties located in the Americas. Silver Standard Resources Inc. is the ultimate parent of the Group.

Our address is Suite 800, 1055 Dunsmuir Street, PO Box 49088, Vancouver, British Columbia, V7X 1G4.

Our strategic focus is to optimize the production of silver from our Pirquitas Mine in Argentina and to advance other principal development projects including Pitarrilla in Mexico and San Luis in Peru. In addition to our principal projects, we hold a geologically-diverse portfolio of other predominantly silver projects in various stages of exploration or technical evaluation.

Subsequent to the reporting date, we signed a definitive agreement to purchase the Marigold Mine in Nevada, USA (note 26). Once this transaction is closed, our strategic focus will also include the optimization of production of gold from this mine.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The principal accounting policies applied in the preparation of these consolidated financial statements are set out below.

a)	Basis of preparation
These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board (“IASB”) and Interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”). The comparative information has also been prepared on this basis, with the exception of certain items, details of which are given below, for which comparative information has not been restated.
The policies applied in these consolidated financial statements are based on IFRS issued and outstanding as of December 31, 2013, and were approved as of February 20, 2014, the date the Audit Committee of the Board of Directors approved the statements.
The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires us to exercise our judgment in the process of applying our accounting policies. The areas involving judgment or complexity, or areas where assumptions and estimates are significant and could affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period, are discussed in note 2(v).

b)	Accounting convention
These consolidated financial statements have been prepared on the historical cost basis, except for the revaluation of certain financial instruments, which are measured at fair value as described in note 2(r).
c)Basis of consolidation
These consolidated financial statements incorporate the financial statements of Silver Standard Resources Inc., our subsidiaries (note 24(b)), and our associate (note 9).
Subsidiaries
Subsidiaries are all entities (including structured entities) over which we have control. We control an entity when we are exposed to, or have rights to, variable returns from its involvement with the entity and have the ability to affect those returns through our power over the entity.

11 | Page

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2013 and 2012
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)
The financial statements of subsidiaries are included in the consolidated financial statements from the date which control is transferred to us until the date that control ceases.
All intercompany transactions and balances have been eliminated on consolidation.
Associates
An associate is an entity over whose operating and financial policies we exercise significant influence. Significant influence is presumed to exist where we have between 20 per cent and 50 per cent of the voting rights, but can also arise where we hold less than 20 per cent of the voting rights, but have power to be actively involved and influential in policy decisions affecting the entity. Our share of the net assets, post-tax results and reserves of the associate are included in the consolidated financial statements using the equity accounting method. This involves recording the investment initially at cost to us, and then, in subsequent periods, adjusting the carrying amount of the investment to reflect our share of the associate’s results. Unrealized gains on transactions between us and our associate are eliminated to the extent of our interest in the associate.
d)Foreign currency translation
(i)    Functional and presentation currency
Items included in the financial statements of each of our subsidiaries are measured using the currency of the primary economic environment in which the particular entity operates (“the functional currency”).
The consolidated financial statements are presented in United States dollars.
(ii)   Transactions and balances
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the date of the transaction. Foreign currency gains and losses resulting from the settlement of such transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statements of income.
(iii)  Subsidiaries
The results and financial position of subsidiaries and of associates that have a functional currency different from the presentation currency are translated into the presentation currency as follows:
▪Assets and liabilities are translated at the period-end exchange rate;
▪Income and expenses for each statement of income are translated at average exchange rates for the period; and
▪All resulting exchange differences are recognized in other comprehensive income as cumulative translation adjustments.
On consolidation, exchange differences arising from the translation of the net investment in foreign entities are taken to the foreign currency translation reserve. When a foreign operation is sold or control is lost, such exchange differences are recognized in the consolidated statement of income as part of the gain or loss on sale.
e)Revenue recognition
Our primary source of revenue is from the sale of metal-bearing concentrate. Revenue from the sale of concentrate is recognized in the consolidated financial statements when the following conditions are met:

▪	the significant risks and rewards of ownership have passed to the customer;

▪	neither continuing managerial involvement, to the degree usually associated with ownership, nor effective control over the good sold, has been retained;

▪	the amount of revenue can be measured reliably;

12 | Page

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2013 and 2012
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

▪	it is probable that economic benefits associated with the sale will flow to us; and

▪	the costs incurred or to be incurred in respect of the sale can be measured reliably.
Revenue from the sale of concentrate is recorded net of charges for shipping, refining and smelting. Net revenues from the sale of significant by-products are included within revenue. Where a by-product is not regarded as significant, sales proceeds may be credited against cost of sales.
Concentrate sales are recognized on a provisional basis using our best estimate of contained metals. Final settlement is based on applicable commodity prices, based on contractually determined quotational periods, and receipt of final weights and assays, which typically occurs two to six months after shipment.
Variations between the price recorded when revenue was initially recognized and the actual final price are caused by changes in metal prices and result in an embedded derivative. The derivative is recorded at fair value each period until final settlement occurs, with value adjustments recognized in revenue.
f)Cash and cash equivalents
Cash and cash equivalents include cash on hand and held at banks and short-term investments with an original maturity of 90 days or less, which are readily convertible into a known amount of cash and excludes any restricted cash that is not available for use by us.
g)Inventory
Stockpiled ore, work in process and finished goods inventory are valued at the lower of average cost and estimated net realizable value (“NRV”). Cost includes all direct costs incurred in production including direct labour and materials, production stripping, freight, depreciation and amortization and directly attributable overhead costs. NRV is calculated using the estimated price at the time of sale based on prevailing and future metal prices less estimated future production costs to convert the inventory into saleable form and all associated selling costs.
Any write-downs of inventory to NRV are recorded within cost of sales in the consolidated statements of income. If there is a subsequent increase in the value of inventory, the previous write-downs to NRV are reversed up to cost to the extent that the related inventory has not been sold.
Stockpiled ore inventory represents ore that has been extracted from the mine and is available for further processing. Stockpiled ore that is not scheduled for processing within the next twelve months is classified as long-term inventory. Costs added to stockpiled ore inventory are derived from the current mining costs incurred up to the point of stockpiling the ore and are removed at average cost. Quantities of stockpiled ore are verified by periodic surveys. Finished goods inventory includes metal concentrates at site and in transit.
Materials and supplies inventories are valued at the lower of average cost and NRV. Costs include acquisition, freight and other directly attributable costs. A regular review is undertaken to determine the extent of any provision for obsolescence.
Inventory that will not be processed within one year will be classified as non-current.
h)Exploration and evaluation expenditures
Exploration expenditures are the costs incurred in the initial search for mineral deposits with economic potential or in the process of obtaining more information about existing mineral deposits. Exploration expenditures typically include costs associated with prospecting, sampling, mapping, diamond drilling and other work involved in searching for ore.

13 | Page

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2013 and 2012
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)
Evaluation expenditures are costs incurred to establish the technical and commercial viability of developing mineral deposits identified through exploration activities or by acquisition. Evaluation expenditures include the cost of (i) establishing the volume and grade of deposits through drilling of core samples, trenching and sampling activities in an ore body that is classified as either a mineral resource or a proven and probable reserve; (ii) determining the optimal methods of extraction and metallurgical and treatment processes; (iii) studies related to surveying, transportation and infrastructure requirements; (iv) permitting activities; and (v) economic evaluations to determine whether development of mineralized material is commercially justified including scoping, pre-feasibility and final feasibility studies.
Exploration and evaluation expenditures are expensed until we have obtained the legal right to explore an area. The legal right to explore is determined by having registered claims, concessions and being current on required payments and taxes. Capitalized costs are considered to be tangible assets as they form part of the underlying mineral property and are recorded within ‘exploration and development expenditure’, a separate component of property, plant and equipment, at cost less impairment charges, if applicable. No amortization is charged during the exploration and evaluation phase as the asset is not available for use. When the technical feasibility and commercial viability of extracting a mineral resource are demonstrable, capitalized exploration and evaluation costs are reclassified to mineral properties.

Exploration and evaluation expenditures at operating properties are expensed as incurred until an economically recoverable Mineral Reserve is identified.
i)Property, plant and equipment
Property, plant and equipment is stated at cost less accumulated depreciation and accumulated impairment losses.
The cost of an item of property, plant and equipment includes the purchase price or construction cost, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use, an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located, and for qualifying assets, the associated borrowing costs.
Where an item of property, plant and equipment is comprised of major components with different useful lives, the components are accounted for as separate items of property, plant and equipment.
Costs incurred for new construction, mine development, the major overhaul of existing equipment, and sustaining capital are capitalized as property, plant and equipment on the consolidated statements of financial position and are subject to depreciation once they are available for use. Major overhauls include improvement programs that increase the productivity or extend the useful life of an asset beyond that initially envisaged. The costs of routine maintenance and repairs that do not constitute improvement programs are accounted for as a cost of inventory.
j)Depreciation of property, plant and equipment
The carrying amounts of property, plant and equipment are depreciated to their estimated residual value over the estimated useful lives of the specific assets concerned, or the estimated life of mine or lease, if shorter. Depreciation starts on the date of commissioning. The major categories of property, plant and equipment are depreciated on a units-of-production or straight-line basis using the estimated lives indicated below:

Computer equipment	3 - 5 years
Furniture and fixtures	7 years
Vehicles	3 years
Mining equipment	5 - 7 years
Mine plant equipment	Life of Mine
Leasehold improvements	Lease term

Land is not depreciated.

14 | Page

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2013 and 2012
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)
‘Mineral properties’ are depreciated using the units-of-production method. In applying the units-of-production method, depreciation is calculated using the quantity of material extracted from the mine in the period as a percentage of the total quantity of material expected to be extracted in current and future periods based on Mineral Reserves.

We conduct an annual review of residual values, useful lives and depreciation methods employed for property, plant and equipment. Any changes in estimate that arise from this review are accounted for prospectively.
k)Stripping costs
In surface mining operations, waste material ("overburden") is removed to gain access to mineral ore deposits, which is known as stripping. During the production phase of a mine, where stripping activities result in improved access to ore, we recognize a non-current 'stripping activity asset' ("SAA") when it is probable that the future economic benefit of the improved access will flow to us, the ore to which access has been improved is identifiable, and costs can be reliably measured. Typically identifiable components of an ore body correspond to the phases of a mine plan. Within each identifiable component, the average stripping ratio is determined; the cost of waste removal in excess of the stripping ratio is capitalized as a SAA, and the cost of waste and ore removal in line with the average stripping ratio is recorded in inventory. The SAA is amortized using a unit of production method over the period in which the improved access to the component of the ore body is achieved.
l)Borrowing costs
Borrowing costs attributable to the acquisition, construction or production of qualifying assets are capitalized as part of the cost of the asset until the asset is substantially ready for its intended use or sale.Where funds have been borrowed specifically to finance an asset, the amount capitalized is the actual borrowing costs incurred. Where the funds used to finance an asset form part of general borrowings, the amount capitalized is calculated using a weighted average of rates applicable to our relevant general borrowings during the period.
m)Review of asset carrying values and impairment assessment
At each reporting date, we conduct a review to assess whether there are any indications of impairment.
Assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment or at any time if an indicator of impairment is considered to exist. Assets that are subject to amortization or depreciation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.
We conduct reviews to assess for any indications of impairment of asset values. External factors such as changes in expected future metal prices, costs and other market factors are also monitored to assess for indications of impairment.
If any such indication exists an estimate of the recoverable amount is undertaken, being the higher of an asset’s fair value less costs to sell (FVLCTS) and value in use (VIU). If the asset’s carrying amount exceeds its recoverable amount then an impairment loss is recognized in the statement of income.
FVLCTS is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. Fair value of mineral assets is generally determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset, including any expansion prospects.
VIU is determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset in its present form and from its ultimate disposal.
Impairment is normally assessed at the level of cash-generating units (“CGUs”), which are identified as the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets.
Non-financial assets, other than goodwill, that have been impaired are tested for possible reversal of the impairment whenever events or changes in circumstances indicate that the impairment may have reversed. When a reversal of a previous impairment is recorded, the reversal amount is adjusted for depreciation that would have been recorded had the impairment not taken place.

15 | Page

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2013 and 2012
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)
n)Share capital
Common shares issued by us are recorded at the net proceeds received which is the fair value of the consideration received less costs incurred in connection with the issue.
o)Share-based payments
Equity-settled share-based payment arrangements such as our stock option plan are initially measured at fair value at the date of grant and recorded within shareholders’ equity. Cash-settled arrangements such as the Directors’ Deferred Share Unit (“DSU”) Plan, the Restricted Share Unit (“RSU”) Plan and the Performance Share Unit (“PSU”) Plan are initially recorded at fair value and classified as accrued liabilities and subsequently remeasured at fair value at each reporting date.
The fair value at grant date of all share-based payments is recognized as compensation expense over the period for which benefits of services are expected to be derived, with a corresponding credit to shareholders’ equity or accrued liabilities depending on whether they are equity-settled or cash-settled. We estimate the fair value of stock options granted using the Black-Scholes option pricing model and estimates the expected forfeiture rate at the date of grant. The fair value of DSU’s, PSU's, and RSU’s is estimated based on the quoted market price of our common shares. When awards are forfeited because non-market based vesting conditions are not satisfied, the expense previously recognized is proportionately reversed.
Where share-based payments are granted in exchange for services directly related to specific exploration, development or producing properties, the expense is capitalized against that asset.
p)Taxation
The income tax expense for the period is comprised of current and deferred tax, and is recognized in the consolidated statement of income except to the extent that it relates to items recognized directly in shareholders’ equity, in which case the tax is recognized in equity.
(i)    Current income tax
Current tax for each of our taxable entities is based on the local taxable profit for the period at the local statutory tax rates enacted or substantively enacted at the date of the consolidated statement of financial position.
(ii)   Deferred tax
Deferred tax is recognized, using the liability method, on temporary differences between the carrying value of assets and liabilities in the consolidated statement of financial position and the corresponding tax bases used in the computation of taxable profit. Deferred tax is determined using tax rates and tax laws that are enacted or substantively enacted at the date of the consolidated statement of financial position and are expected to apply when the related deferred tax asset is realized or the deferred tax liability is settled.
Deferred tax assets and liabilities are not recognized if the temporary difference arises on the initial recognition of assets and liabilities in a transaction other than a business combination, that at the time of the transaction, affects neither the taxable nor the accounting profit or loss.
Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries and associates, and interests in joint ventures, except where the timing of the reversal of the temporary difference is controlled by us and it is probable that the temporary difference will not reverse in the foreseeable future.
Deferred tax assets are recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available to be utilized against those deductible temporary differences. Deferred tax assets are reviewed at each reporting date and amended to the extent that it is no longer probable that the related tax benefit will be realized. Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off the current tax assets against the current tax liabilities and when they relate to income taxes levied by the same taxation authority and we intend to settle our current tax assets and liabilities on a net basis.

16 | Page

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2013 and 2012
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)
(iii)  Royalties and other tax arrangements
Royalties and other arrangements are treated as taxation arrangements when they have the characteristics of tax. This is considered to be the case when they are imposed under government authority and the amount payable is calculated by reference to an income measure. Obligations arising from royalty arrangements that do not satisfy these criteria are recognized as current provisions and included within cost of sales.
(iv)  Value added tax ("VAT")
VAT may be paid in countries where recoverability is uncertain. In these cases, the VAT payments have either been deferred within mineral property costs, or expensed if related to general mineral exploration. If we ultimately recover the amounts that have been deferred, the amount received will be applied to reduce mineral property costs.

q)	Earnings per share
Basic earnings per share is calculated by dividing the net income attributable to our shareholders by the weighted average number of shares outstanding during the reporting period.
Diluted earnings per share is calculated by adjusting the weighted average number of shares outstanding to assume conversion of all potentially dilutive share equivalents, such as stock options and convertible notes. The “treasury stock method” is used for the assumed proceeds upon exercise of the dilutive instruments to determine the number of shares assumed to be purchased at the average market price during the period.
A portion of the convertible notes may be converted into common shares and hence the maximum dilution impact of these is determined.
When a loss is incurred during the year, basic and diluted loss per share are the same because the exercise of options and convertible notes are considered to be anti-dilutive.
r)Financial instruments
(i)    Financial assets and liabilities
We classify our financial instruments in the following categories: at fair value through profit and loss (“FVTPL”), loans and receivables, available-for-sale, held to maturity, and other financial liabilities. The classification depends on the purpose for which the financial assets or liabilities were obtained. Management determines the classification of financial assets and liabilities at initial recognition.
We have not classified any financial instruments as held to maturity. The accounting policy for each of the other categories is as follows:
Financial assets and liabilities at FVTPL Financial assets and liabilities carried at FVTPL are recorded at fair value and transaction costs are expensed in the statement of income. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets or liabilities held at FVTPL are included in the consolidated statement of income in the period in which they arise. Derivatives are included in this category unless they are designated as hedges. Generally, we do not acquire financial assets for the purpose of selling in the short term.
Loans and receivables Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are classified as current assets or non-current assets based on their maturity date. Loans and receivables are initially recognized at fair value and subsequently carried at amortized cost less any impairment.
Available-for-sale financial assets Available-for-sale financial assets are non-derivatives that are either designated as available-for-sale or not classified in any of the other categories.

17 | Page

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2013 and 2012
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)
Available-for-sale assets are initially recorded at fair value plus transaction costs, and are subsequently carried at fair value. All unrealized gains and losses arising from changes in the fair value of assets classified as available-for-sale are recognized directly in other comprehensive income, except for unrealized foreign exchange gains or losses on monetary financial assets and impairment losses which are recognized in the statement of income. Any reversal of a previously recognized impairment loss on a non-monetary asset is recognized directly in other comprehensive income. Realized gains and losses from the derecognition of available-for-sale assets are recognized in the consolidated statement of income in the period derecognized with any unrealized gains or losses being recycled from other comprehensive income.
Other financial liabilities Other financial liabilities are recognized initially at fair value, net of transaction costs incurred and are subsequently stated at amortized cost. Any difference between the initial cost and the redemption value is recognized in the consolidated statement of income over the period to maturity using the effective interest method.
Derivative financial instruments Our policy with regard to ‘Financial Risk Management’ is set out in note 23. When we enter into derivative contracts these are designed to reduce the exposures related to assets and liabilities, or anticipated transactions.
Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to their host contracts. Commodity-based embedded derivatives resulting from provisional sales prices of metals in concentrate are recognized in revenue as described in note 2(e). Embedded derivatives in the 2008 convertible notes are described in note 14.
(ii)   Fair value of financial instruments
The fair values of quoted investments are based on current prices. If the market for a financial asset is not active (and for unlisted securities), we establish fair value by using valuation techniques. These include the use of recent arm’s length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, and option pricing models refined to reflect the financial asset’s specific circumstances.
(iii)  Impairment of financial assets
We assess at each reporting date whether there is objective evidence that a financial asset or a group of financial assets is impaired. An evaluation is made as to whether a decline in fair value is ‘significant’ or ‘prolonged’ based on indicators such as significant adverse changes in the market, economic or legal environment.
Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be objectively related to an event occurring after the impairment was recognized.
(iv)   Derecognition of financial assets and liabilities
Financial assets are derecognized when the investments mature or are sold, and substantially all the risks and rewards of ownership have been transferred. A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expired. Gains and losses on derecognition are recognized within other income and finance costs respectively.
s)Provisions for close down and restoration and for environmental clean-up costs
Close down and restoration costs include dismantling and demolition of infrastructure, the removal of residual materials and remediation of disturbed areas. Estimated close down and restoration costs are provided for in the accounting period when the obligation arising from the related disturbance occurs, based on the net present value of estimated future costs. The cost estimates are updated during the life of the operation to reflect known development, e.g. revisions to cost estimates and to the estimated lives of the operations, and are subject to formal reviews at regular intervals.
The initial closure provision together with changes resulting from changes in estimated cash flows or discount rates are capitalized within property, plant and equipment. These costs are then depreciated over the life of the asset to which they relate, typically using the units-of-production method. The amortization or unwinding of the discount applied in establishing the net present value of provisions is charged to the consolidated statement of income as a financing cost.

18 | Page

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2013 and 2012
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)
t)Leases
Leases which transfer substantially all of the benefits and risks incidental to the ownership of property are accounted for as finance leases. Finance leases are capitalized at the lease commencement at the lower of the fair market value of the leased property and the net present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charge. The property, plant and equipment acquired under finance leases are depreciated over the shorter of the asset’s useful life and the lease term.
All other leases are accounted for as operating leases wherein rental payments are expensed as incurred.
u)Changes in accounting policies and restatement of comparatives
Effective January 1, 2013, we adopted IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine ("IFRIC 20"). This interpretation applies to waste removal ("stripping") costs during the production phase of a surface mine and our accounting policy is outlined in note 2(k).

The adoption of this standard requires application on or after the beginning of the earliest period presented and the prior year comparatives have been restated accordingly. For the year ended December 31, 2012, the following adjustments were recorded:

Adjustments to the consolidated statements of financial position:

		Adjustments for changes in accounting policy
	As at December 31, 2012	IFRIC 20	As at December 31, 2012
	(revised (1))		(restated)
Inventory	108,383	(28,579)	79,804
Property, plant and equipment	540,077	40,572	580,649
Deferred income tax assets	11,294	(4,220)	7,074
Deferred income tax liabilities	(15,917)	(3,456)	(19,373)
Net increase in retained earnings		4,317

Adjustments to the consolidated statements of (loss) income:

		Adjustments for changes in accounting policy
For the year ended	2012	IFRIC 20	2012
	(revised (1))		(restated)
Cost of sales	195,008	(11,993)	183,015
Income tax (recovery) expense	(15,927)	7,676	(8,251)
Increase in net income		(4,317)

If we had not adopted the standard, our net loss for 2013 would have increased and capitalized waste stripping costs for 2013 would have decreased.
Effective January 1, 2013, the company adopted the following changes in accounting standards: IFRS 12, Disclosures of Interests in Other Entities ("IFRS 12"), and IFRS 13, Fair Value Measurement ("IFRS 13"). The changes adopted from IFRS 12 are reflected in note 9, while the changes adopted from IFRS 13 are reflected in note 22. Adoption of IFRS 10, Consolidated Financial Statements and IFRS 11, Joint Arrangements did not result in any changes to accounting or disclosure. However, they have been reflected in our accounting policies.

19 | Page

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2013 and 2012
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

(1)
We have also revised the comparatives to reverse certain foreign exchange benefits that had been recognized as deferred tax assets in 2011 and 2012. Opening retained earnings for the year ended December 31, 2012 has been reduced by $5,389,000, deferred tax expense for the year ended December 31, 2012 has been increased by $3,815,000, the deferred tax asset at December 31, 2012 has been reduced by $6,838,000 and the deferred tax liability as at December 31, 2012 has increased by $2,366,000. All adjustments relate to the Pirquitas Mine operating segment. The impact of these adjustments to the prior periods is not material.

v)Significant accounting judgments and estimates
The preparation of financial statements in conformity with IFRS requires the use of judgments and/or estimates that affect the amounts reported and disclosed in the consolidated financial statements and related notes. These judgments and estimates are based on management’s best knowledge of the relevant facts and circumstances, having regard to previous experience, but actual results may differ materially from the amounts included in the financial statements. Information about such judgments and estimation is contained in the accounting policies and/or notes to the consolidated financial statements, and the key areas are summarized below.
Areas of judgment that have the most significant effect on the amounts recognized in the consolidated financial statements are:

▪	Review of asset carrying values and impairment assessment;

▪	Mineral Reserve and Mineral Resource estimates;

▪	Determination of deferred stripping activities;

▪	Determination of useful lives of property, plant and equipment;

▪	Valuation of inventory;

▪	Close down and restoration provision;

▪	Deferred tax assets and liabilities;

▪	Functional currency; and

▪	Contingencies.
Key sources of estimation uncertainty that have the most significant effect on the amounts recognized in the consolidated financial statements are:

▪	Review of asset carrying values and impairment assessment;

▪	Mineral Reserve and Mineral Resource estimates;

▪	Valuation of inventory;

▪	Close down and restoration provision;

▪	Determination of the fair values of share-based compensation and of financial instruments; and

▪	Deferred tax assets and liabilities.
Each of these judgments and estimates is considered in more detail below.
Review of asset carrying values and impairment assessment
Non-current assets
In accordance with our accounting policy (note 2(m)), each asset or CGU is evaluated every reporting period to determine whether there are any indications of impairment. If any such indication exists, which is often judgmental, a formal estimate of recoverable amount is performed and an impairment loss is recognized to the extent that the carrying amount exceeds the recoverable amount. The recoverable amount of an asset or CGU of assets is measured at the higher of FVLCTS or VIU.

20 | Page

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2013 and 2012
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)
The evaluation of asset carrying values for indications of impairment includes consideration of both external and internal sources of information, including such factors as market and economic conditions, production budgets and forecasts, and life-of-mine estimates.

The determination of FVLCTS and VIU requires management to make estimates and assumptions about expected production, sales volumes, commodity prices, Mineral Reserves, operating costs, taxes, close down and restoration costs and future capital expenditures. The estimates and assumptions are subject to risk and uncertainty; hence, there is the possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets. In such circumstances some or all of the carrying value of the assets may be further impaired or the impairment charge reversed with the impact recorded in the consolidated statements of income.

Marketable securities
At each reporting date, we conduct a review to determine whether there are any indications of impairment. This determination requires significant judgment. In making this judgment, we evaluate, among other factors, the duration and extent to which the fair value of an investment is less than its cost; and the financial health of and short-term business outlook for the investee, including factors such as industry and sector performance, and operational and financing cash flow.
If the declines in fair value below cost were considered significant or prolonged, we would recognize a loss, being the transfer of the accumulated fair value adjustments recognized in other comprehensive income on the impaired available-for-sale financial assets to the statement of income.
Mineral Reserve and Mineral Resource estimates We estimate Mineral Reserves and Mineral Resources based on information prepared by qualified persons as defined by National Instrument (“NI”) 43-101. Mineral Reserves determined in this way are used in the calculation of depreciation, amortization and impairment charges, for forecasting the timing of the payment of close down and restoration costs, and future taxes. In assessing the life of a mine for accounting purposes, Mineral Resources are only taken into account where there is a high degree of confidence of economic extraction. There are numerous uncertainties inherent in estimating Mineral Reserves, and assumptions that are valid at the time of estimation may change significantly when new information becomes available. Changes in the forecast prices of commodities, exchange rates, production costs or recovery rates may change the economic status of Mineral Reserves and may, ultimately, result in Mineral Reserve estimates being revised. Such changes in Mineral Reserves could impact on depreciation and amortization rates, asset carrying values and the provision for close down and restoration.

Determination of deferred stripping activities We determine whether stripping costs incurred during the production phase of a surface mining operation provide improved access to a component of an ore body that will be mined in a future period, and whether the costs can be reliably measured. We have to apply judgment when identifying components of the mine over which stripping costs are capitalized, estimate the average stripping ratio for each component, and use judgment in determining the period over which the SAA is amortized.

Determination of useful lives of property, plant and equipment We use the units-of-production method to depreciate mineral property expenditures, whereby depreciation is calculated using the tonnage of ore extracted from the mine in the period as a percentage of the total tonnage of ore expected to be extracted in current and future periods based on Mineral Reserves. As noted above, there are numerous uncertainties inherent in estimating Mineral Reserves. Other assets are depreciated using the straight-line method, which includes significant management judgment to determine useful lives.
Valuation of inventory Stockpiled ore and finished goods are valued at the lower of average cost and NRV. NRV is calculated as the estimated price at the time of sale based on prevailing and future metal prices less estimated future production costs to convert the inventory into saleable form and associated selling costs. The determination of future sales price, production and selling costs requires significant assumptions that may impact the stated value of our inventory.

21 | Page

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2013 and 2012
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)
Close down and restoration provision Close down and restoration costs are a consequence of exploration activities and mining, and the majority of close down and restoration costs are incurred near the end of the life of a mine. Our accounting policy requires the recognition of such provisions when the obligation occurs. The initial provisions are periodically reviewed during the life of the operation to reflect known developments, e.g. updated cost estimates and revisions to the estimated lives of operations. Although the ultimate cost to be incurred is uncertain, we estimate our costs based on studies using current restoration standards and techniques. The initial closure provisions together with changes, other than those arising from the discount applied in establishing the net present value of the provision, are capitalized within property plant and equipment and depreciated over the lives of the assets to which they relate.
The ultimate magnitude of these costs is uncertain, and cost estimates can vary in response to many factors including changes to the relevant legal requirements, the emergence of new restoration techniques or experience at other mine sites, local inflation rates and exchange rates when liabilities are anticipated to be settled in a currency other than the United States dollar. The expected timing of expenditure can also change, for example, in response to changes in Mineral Reserves, production rates or economic conditions. As a result there could be significant adjustments to the provision for close down and restoration, which would affect future financial results.
Determination of the fair value of share-based compensation The fair value of share options and other forms of share-based compensation granted is computed to determine the relevant charge to the consolidated statement of income. In order to compute this fair value, we use option pricing models that require management to make various estimates and assumptions in relation to the expected life of the awards, volatility, risk-free interest rates, and forfeiture rates.
Valuation of financial instruments We are required to determine the valuation of our convertible notes (at inception), and the embedded derivatives within sales contracts. The convertible notes require discounted cash flow analysis that involves various estimates and assumptions, whilst the valuation of the revenue derivatives require estimates of settlement dates.
Deferred tax assets and liabilities The determination of our tax expense for the period and deferred tax assets and liabilities involves significant estimation and judgment by management. In determining these amounts, we interpret tax legislation in a variety of jurisdictions and makes estimates of the expected timing of the reversal of deferred tax assets and liabilities. We also make estimates of future earnings which affect the extent to which potential future tax benefits may be used. We are subject to assessments by various taxation authorities, which may interpret legislation differently. These differences may affect the final amount or the timing of the payment of taxes. We provide for such differences where known based on our best estimate of the probable outcome of these matters.
Functional currency The determination of a subsidiary’s functional currency often requires significant judgment where the primary economic environment in which the subsidiary operates may not be clear. This can have a significant impact on our consolidated results based on the foreign currency translation methods described in note 2(d).
Contingencies Contingencies can be either possible assets or liabilities arising from past events which, by their nature, will only be resolved when one or more future events not wholly within our control occur or fail to occur. The assessment of such contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. In assessing loss contingencies related to legal proceedings that are pending against us or unasserted claims, that may result in such proceedings or regulatory or government actions that may negatively impact our business or operations, our legal counsel and us evaluate the perceived merits of any legal proceedings or unasserted claims or actions as well as the perceived merits of the nature and amount of relief sought or expected to be sought, when determining the amount, if any, to recognize as a contingent liability or assessing the impact on the carrying value of assets. Contingent assets are not recognized in the consolidated financial statements.
w)Future accounting changes
A number of new standards and amendments to standards and interpretations have been issued but are not yet effective. None of these is expected to have a significant effect on our consolidated financial statements, except the following set out below:

22 | Page

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2013 and 2012
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)
IFRS 9, Financial Instruments: Classification and Measurement
IFRS 9, Financial Instruments: Classification and Measurement ("IFRS 9") as issued, reflects the first phase of the IASB’s work on the replacement of IAS 39, Financial Instruments: Recognition and Measurement ("IAS 39") and applies to classification and measurement of financial assets and financial liabilities as defined in IAS 39. The standard was initially effective for annual periods beginning on or after January 1, 2013, but Amendments to IFRS 9 Mandatory Effective Date of IFRS 9 and Transition Disclosures, issued in December 2011, moved the mandatory effective date to January 1, 2015.

In subsequent phases, the IASB will address hedge accounting and impairment of financial assets. We will quantify the effect in conjunction with the other phases, when the final standard, including all phases, is issued.

IFRIC 21, Levies imposed by governments
In May 2013, the IASB issued IFRIC 21, Levies (“IFRIC 21”), an interpretation of IAS 37, Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”), on the accounting for levies imposed by governments. IAS 37 sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past event (“obligating event”). IFRIC 21 clarifies that the obligating event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy. IFRIC 21 is effective for annual periods commencing on or after January 1, 2014. We are currently evaluating the impact the final interpretation is expected to have on our consolidated financial statements.
Amendments
Amendments to standards and interpretations include the following:

IAS 36, Impairment of assets: Amended to clarify disclosure requirements when recoverable amount is determined based on fair value less costs of disposal. Effective for annual periods commencing on or after January 1, 2014.

IFRS 8, Operating segments: Amended to require disclosure of the judgments made by management in aggregating operating segments, including a description of the segments which have been aggregated and the economic indicators which have been assessed in determining that the aggregated segments share similar economic characteristics. Effective for annual periods commencing on or after July 1, 2014.

IFRS 7, Financial instruments: Disclosure: Amended to require additional disclosures on transition from IAS 39 to IFRS 9. Effective on adoption of IFRS 9, which is effective for annual periods commencing on or after January 1, 2015.

There are no other IFRS or IFRIC interpretations that are not yet effective that would be expected to have a material impact on us.

3.	CASH AND CASH EQUIVALENTS

	December 31, 2013	December 31, 2012
	$	$
Cash balances	342,201	183,636
Short-term investments	73,456	183,311
	415,657	366,947

23 | Page

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2013 and 2012
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

4.	TRADE AND OTHER RECEIVABLES

	December 31, 2013	December 31, 2012
	$	$
Trade receivables	43,516	40,947
Tax receivables	13,969	2,632
Value added tax receivables	5,915	32,796
Prepayments and deposits	4,853	6,967
Other receivables	994	112
	69,247	83,454
We expect full recovery of the trade receivables amounts outstanding and, therefore, no allowance has been recorded against these receivables. No receivables are past due and all are expected to be settled within twelve months.
Credit risk is further discussed in note 23(b). We do not hold any collateral for any receivable amounts outstanding at December 31, 2013 or December 31, 2012.

5.	OTHER ASSETS

	December 31, 2013		December 31, 2012
	Current	Non-current	Current	Non-current
				(restated note 2(u))
	$	$	$	$
Financial assets:
Restricted cash (1)	—	1,983	—	1,847
Deferred consideration (note 7(b))	10,000	17,864	—	—
	10,000	19,847	—	1,847
Other assets:
Non-current inventory (note 6)	—	8,318	—	5,558
	10,000	28,165	—	7,405

(1)	We have cash and security deposits in relation to our close down and restoration provisions.

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2013 and 2012
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

6.	INVENTORY

	December 31, 2013	December 31, 2012
		(restated note 2(u))
	$	$
Current:
Finished goods	16,181	28,748
Stockpiled ore	18,918	26,318
Materials and supplies	15,793	19,180
	50,892	74,246
Non-current:
Non-current inventory (1)	8,318	5,558
	59,210	79,804

(1)
We hold low grade stockpiled ore that is expected to be processed at the end of the life of the mine and also supplies expected to be used after one year, both of which are classified as non-current inventory. As of December 31, 2013, non-current inventory consisted of stockpiled ore of $4,253,000 (December 31, 2012 - $5,558,000) and materials and supplies of $4,065,000 (December 31, 2012 - nil).

During the year ended December 31, 2013, we wrote-down stockpiled ore to its Net Realizable Value ("NRV"), recording a charge of $12,193,000 (2012 - nil). The cost of inventory held at NRV at December 31, 2013 was $3,656,000 (December 31, 2012 - $4,810,000).

7.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment comprise the following:

	December 31, 2013
	Plant and equipment	Mineral properties	Assets under construction	Exploration and development expenditure (note 7(a))	Total
Cost
Balance, January 1, 2013	295,987	141,092	18,791	234,547	690,417
Additions	1,082	27,188	28,085	19,905	76,260
Disposals and reclassifications (1)	(5,032)	—	—	(9,264)	(14,296)
Costs written off (2)	—	—	—	(7,155)	(7,155)
Change in estimate of close down and restoration provision	—	939	—	475	1,414
Impairment charges (note 8)	(67,381)	(135,059)	—	—	(202,440)
Transfers	36,539	—	(36,539)	—	—
Balance, end of period	261,195	34,160	10,337	238,508	544,200

Accumulated depreciation
Balance, January 1, 2013	(90,792)	(18,976)	—	—	(109,768)
Charge for the year	(25,067)	(12,116)	—	—	(37,183)
Disposals	3,160	—	—	—	3,160
Balance, end of period	(112,699)	(31,092)	—	—	(143,791)

Net book value at December 31, 2013	148,496	3,068	10,337	238,508	400,409

25 | Page

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2013 and 2012
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

7.	PROPERTY, PLANT AND EQUIPMENT (Cont'd)

	December 31, 2012
	Plant and equipment	Mineral properties (restated note 2 (u))	Assets under construction	Exploration and development expenditure (note 7(a))	Total
Cost
Balance, January 1, 2012	280,680	109,780	18,113	200,156	608,729
Additions	762	41,609	23,313	40,865	106,549
Disposals and reclassifications (3)	(4,108)	—	—	(6,388)	(10,496)
Costs written off (2)	—	—	—	(86)	(86)
Change in estimate of close down and restoration provision	(3,982)	(10,297)	—	—	(14,279)
Transfers	22,635	—	(22,635)	—	—
Balance, end of period	295,987	141,092	18,791	234,547	690,417

Accumulated depreciation
Balance, January 1, 2012	(57,069)	(7,549)	—	—	(64,618)
Charge for the year	(35,929)	(11,427)	—	—	(47,356)
Disposals	2,206	—	—	—	2,206
Balance, end of period	(90,792)	(18,976)	—	—	(109,768)

Net book value at December 31, 2012	205,195	122,116	18,791	234,547	580,649

(1)
On December 20, 2013, we entered into an agreement to sell our 100% interest in the Challacollo project in Chile. As such, the project is classified as held for sale. The agreement is further discussed in note 7(c).

(2)	Following reviews of our exploration and development property portfolio, we concluded that certain exploration properties had no future value and were written off (note 19).

(3)
We have reclassified two used ball mills out of the exploration and development expenditure and into assets held for sale. Following the decline in recoverable value during 2013, based on estimated sales proceeds after costs to sell, we recognized an impairment loss of $3,875,000 (note 19).

No items of property, plant and equipment have been pledged as security for liabilities.

26 | Page

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2013 and 2012
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

7.	PROPERTY, PLANT AND EQUIPMENT (Cont'd)

(a)	Exploration and development expenditures

Cumulative exploration and development expenditures on mineral properties were as follows:

	December 31, 2013	December 31, 2012
	$	$
Development projects
Pitarrilla, Mexico	123,099	113,580
San Luis, Peru	48,105	41,709
Diablillos, Argentina	24,705	23,345

Exploration projects
Berenguela, Peru	17,356	17,125
Candelaria, United States	8,313	6,757
Veta Colorada, Mexico	5,970	5,332
Maverick Springs, United States	2,993	2,814
Nazas, Mexico	1,647	1,480
Challacollo, Chile (note 7(c))	—	9,711
San Agustin, Mexico (note 7(b))	—	3,070
Other exploration projects	6,320	9,624
	238,508	234,547

(b)	Sale of San Agustin

On December 30, 2013, we completed the sale of our 100% interest in the San Agustin project located in Mexico to Argonaut Gold Inc. ("Argonaut"). Under the terms of the agreement, we receive cash payments of $45,000,000 (of which $15,000,000 was received upon closing, $10,000,000 will be received on May 5, 2014 and $20,000,000 is due to be received on May 5, 2015), and 5,111,439 common shares of Argonaut with a fair value of $25,420,000 at closing. Under the terms of the agreement, we reserve the right to a 2% net smelter returns royalty (“NSR royalty”) on sulphide ores processed from the project. After discounting the non-current cash payment, the total consideration was valued at $68,284,000 and we recorded a gain on the sale of this mineral property of $64,566,000 before tax expense of $16,264,000. We also recorded VAT payable of $6,467,000 and a corresponding cash amount received from the buyer relating to the consideration received. The deferred consideration is secured against the San Agustin mineral claims and technical information.

(c)	Challacollo agreement

On December 20, 2013, we entered into a definitive agreement to sell our 100% interest in the Challacollo project located in Chile to Mandalay Resources Corporation ("Mandalay"). Under the terms of the agreement the total aggregate consideration was comprised of $7,500,000 in cash, 12,000,000 common shares of Mandalay, deferred consideration of 5,000,000 common of shares of Mandalay issued at the end of the first quarter in which commercial production has commenced, and cash equivalent of 240,000 ounces of silver paid in eight quarterly installments (based on the average quarterly silver price) beginning the quarter immediately following the quarter in which commercial production has commenced. In addition, we received a 2% NSR royalty on silver sales in excess of 36 million ounces, up to a maximum of $5,000,000 from the project. The impact of the transaction on the consolidated financial statements has yet to be determined. As at December 31, 2013, the project has been classified as held for sale. Effective February 6, 2014, we completed the sale the Challacollo project to Mandalay.

27 | Page

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2013 and 2012
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

8.	IMPAIRMENT OF NON-CURRENT ASSETS

At June 30, 2013, the book value of our net assets exceeded our market capitalization, which was an indicator of potential impairment of the carrying value of our long-lived assets, in addition, metal prices had declined significantly from the start of the year and consensus long-term price estimates reflected the lower levels. As a result, we assessed the recoverable amount of the Pirquitas Mine, which has been identified as a cash generating unit (“CGU”).

Impairment testing

The recoverable amount of the Pirquitas Mine and its plant and equipment was determined to be the FVLCTS, which is based upon the CGU's estimated future after-tax cash flows. The after-tax cash flows were determined based on life-of-mine (“LOM”) after-tax cash flow projections, which incorporate our estimates of future metal prices, production based on current estimates of recoverable mineral reserves and mineral resources, exploration potential, future operating costs and capital expenditures, inflation, and long-term foreign exchange rates. Metal prices included in the cash flow projections were based on market forecasts. Projected cash flows are discounted using an estimated weighted average cost of capital of a market participant of 10%. Management's estimate of the FVLCTS is classified as level 3 in the fair value hierarchy (note 22).

Significant assumptions and impact

Pricing
The projected cash flows are significantly affected by changes in assumptions for metal prices, future capital expenditures, production cost estimates, discount rates and exchange rates. For the 2012 year end (“YE 2012”) and June 30, 2013 ("Q2 2013") impairment assessments, the real silver metal price assumptions were as follows:

Silver price assumptions	2013	2014	2015	2016	2017	Long-term price
YE 2012	$35.37	$34.03	$30.00	$28.15	$23.11	$23.11
Q2 2013 (1)	$22.99	$21.92	$22.58	$22.68	$21.95	$20.70

(1)	Price estimate for second half of 2013.

Inflation
Argentina's current inflationary and foreign exchange environment continues to be evaluated. A key assumption in the Pirquitas Mine's current LOM after-tax cash flow projections is that total operating costs increased by inflation would be offset by a devaluation of the Argentine peso after 2014. Should this assumption regarding the future macroeconomic situation in Argentina change, and sustained inflation continue, without a commensurate change in the foreign exchange rate, the estimated recoverable amount could be adversely impacted.
At June 30, 2013, the recoverable amount was lower than the carrying value of the CGU and therefore we recorded an impairment charge of $202,440,000 before tax, ($196,904,000 net of tax) against the carrying value of the Pirquitas Mine and its plant and equipment. For the remainder of 2013, no other impairment indicators were observed and no reversal of the impairment was recorded.

28 | Page

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2013 and 2012
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

9.	INVESTMENT IN ASSOCIATE

Investment in associate comprises the following:

	December 31, 2013	December 31, 2012
Common shares of Pretium Resources Inc.	18,985,807	18,985,807
Percentage ownership	18.26%	20.02%

For the years ended December 31, 2013 and 2012, the movement in our investment in Pretium Resources Inc. ("Pretium)" was as follows:

	2013	2012
	$	$
Carrying amount, January 1	119,632	136,342
Partial disposition	—	(33,052)
Dilution gain	2,112	15,839
Share of net loss	(1,033)	(3,409)
Share of other comprehensive income (loss)	(641)	3,912
Derecognition of investment in associate	(120,070)	—
Carrying amount, December 31	—	119,632

During the year ended December 31, 2013, Pretium completed two private placements of 1,648,550 flow-through common shares and 5,780,346 common shares, in respect of which we elected not to participate. These share issuances by Pretium resulted in dilutions of our interest to 18.57%, with dilution gains of $2,112,000, recognized in other (loss) income (note 19). Subsequent to the derecognition of the investment in associate discussed below, our interest has decreased to 18.26%.

On May 10, 2013, we determined that we no longer held significant influence over Pretium following changes in the composition of the Board of Directors of Pretium and our shareholding percentage, and therefore, equity accounting for our investment in Pretium was no longer applicable. This resulted in the derecognition of the carrying value of our investment in associate and the recognition of our shareholding at fair value as an available-for-sale financial asset. The fair value of the shares upon initial recognition was $144,777,000. The difference between the carrying value of the investment and the fair value of the shares was recorded in the consolidated statement of (loss) income, resulting in a gain of $21,959,000 and a corresponding foreign exchange gain of $2,497,000. Subsequent changes in fair value after May 10, 2013 are recognized in other comprehensive income.

During the year ended December 31, 2012, an aggregate of 5,677,526 warrants to acquire our Pretium shares for C$12.50 were exercised for proceeds of $71,140,000, resulting in a gain on disposal of the underlying investment of $49,082,000 and a resulting reduction in the carrying value of the investment in associate of $33,052,000. A total of 72,474 warrants expired unexercised.
Also, during 2012, Pretium completed two private placements and one prospectus offering, all of which we elected not to participate. This resulted in our ownership interest falling to 20.02% by December 31, 2012 and the recognition of dilution gains of $15,839,000 in other (loss) income (note 19).

The fair value of Pretium common shares at December 31, 2013, excluding potential selling costs, according to published share price quotations was $97,820,000 (December 31, 2012 - $250,803,000).

29 | Page

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2013 and 2012
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

9.	INVESTMENT IN ASSOCIATE (Cont'd)

Summarized financial information for Pretium while still an associate was as follows:

December 31, 2012
$
Assets	645,058
Liabilities	(21,917)
Revenues	—
Net loss	(15,286)

10.	CURRENT AND DEFERRED INCOME TAX

Significant components of income tax expense recognized in the consolidated statements of income are as follows:

Years ended December 31	2013	2012
		(restated note 2(u))
	$	$
Current tax:
Current tax on taxable income of the current year	16,947	5,476
Deferred tax:
Origination and reversal of temporary differences	(1,514)	(13,727)
Total income tax expense (recovery)	15,433	(8,251)

The income tax expense (recovery) on our (loss) income before tax is reconciled to the amount that would arise using the Canadian tax rate applicable to income of the consolidated entities as follows:

Years ended December 31	2013	2012
		(restated note 2(u))
Statutory tax rate	25.75%	25.00%

	$	$

(Loss) income for the year before taxes	(209,564)	47,077

Provision for income taxes based on statutory rates	(53,972)	11,769
Differences in foreign and future tax rates	(22,281)	11,993
Foreign exchange	4,894	18,144
Recognition of Argentine tax benefit relating to mineral property	(2,172)	(48,129)
Capital gains rate	(3,288)	(7,652)
Non-recognition of tax assets	79,142	5,624
Royalty taxes	7,107	—
Other	6,003	—
Total income tax expense (recovery)	15,433	(8,251)
The applicable tax rate in Canada for the year ended December 31, 2013 was 25.75%, which reflects the legislated provincial tax rate increase from the prior year of 25.0%.

30 | Page

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2013 and 2012
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

10.	CURRENT AND DEFERRED INCOME TAX (Cont'd)

We recognize certain deferred tax assets and liabilities relating to temporary differences as follows:

	December 31, 2013	December 31, 2012
		(restated note 2(u))
	$	$
Deferred tax assets
Property, plant and equipment	—	2,787
Foreign tax credit and other	12,041	4,287
Total deferred tax assets	12,041	7,074

Deferred tax liabilities
Mineral properties	(9,414)	(7,083)
Marketable securities and investments	(15,322)	(12,290)
Total deferred tax liabilities	(24,736)	(19,373)

Net deferred tax (liabilities)	(12,695)	(12,299)

The analysis of deferred tax assets and deferred tax liabilities is as follows:

	December 31, 2013	December 31, 2012
		(restated note 2(u))
	$	$
Deferred tax assets
Deferred tax assets to be recovered after more than 12 months	12,041	3,313
Deferred tax assets to be recovered within 12 months	—	3,761
Total deferred tax assets	12,041	7,074

Deferred tax liabilities
Deferred tax liabilities to be discharged after more than 12 months	(24,030)	(18,096)
Deferred tax liabilities to be discharged within 12 months	(706)	(1,277)
Total deferred tax liabilities	(24,736)	(19,373)

Net deferred tax (liabilities)	(12,695)	(12,299)

31 | Page

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2013 and 2012
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

10.	CURRENT AND DEFERRED INCOME TAX (Cont'd)

The movement in the net deferred income tax liability account was as follows:

Years ended December 31	2013	2012
		(restated note 2(u))
	$	$

Balance, January 1	(12,299)	(25,129)
(Charged to) recovered from the statement of income	1,514	13,727
Tax credit (charge) related to components of other comprehensive income	7,479	(834)
Liability to share capital	(9,377)	—
Exchange differences	(13)	(63)
Balance, December 31	(12,696)	(12,299)

The following items were charged (credited) to the consolidated statements of income during the year:

Years ended December 31	2013	2012
		(restated note 2(u))
	$	$

Property plant and equipment	2,787	11,522
Capital and non capital losses	(979)	—
Share issuance costs	408	1,218
Marketable securities and investments	1,121	(1,826)
Mineral properties	4,697	(26,850)
Foreign exchange loss and other	(9,548)	2,209
	(1,514)	(13,727)

We also have the following balances in respect of which no deferred tax asset was recognized:

	December 31, 2013	December 31, 2012
		(restated note 2(u))
	$	$

Property plant and equipment	74,660	4,100
Capital and non capital losses	323	60
Foreign resource pools	336	323
Inventory and other	6,305	2,012
	81,624	6,495

32 | Page

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2013 and 2012
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

10.	CURRENT AND DEFERRED INCOME TAX (Cont'd)

At December 31, 2013, we had the following estimated tax operating losses available to reduce future taxable income. The losses expire at various dates and amounts between 2014 and 2033, with the exception of losses incurred in Chile which are available indefinitely:

$

Argentina	131,605
Chile	148
Mexico	92,804
Peru	141
Canada	3,765
U.S.A.	4,541

The aggregate amount of taxable temporary differences associated with investments in subsidiaries for which deferred taxes have not been recognized, as at December 31, 2013, is $78,218,000 (2012 - $136,303,000).

In the normal course of business we are subject to assessment by taxation authorities in various jurisdictions. These authorities may have different interpretations of tax legislation or tax agreements than those applied by us in computing current and future income taxes. These different interpretations may alter the timing or amounts of taxable income or deductions. The final amounts of taxes to be paid or recovered depends on a number of factors including the outcome of audits, appeals and negotiation. We provide for potential differences in interpretation based a best estimate of the probable outcome of these matters. Changes in these estimates could result in material adjustments to our current and future income taxes.

11.	VALUE ADDED TAX RECEIVABLE

	December 31, 2013	December 31, 2012
	$	$
Current (note 4)	5,915	32,796
Non-current	62,423	37,363
	68,338	70,159

VAT paid in Argentina in relation to the Pirquitas Mine became recoverable under Argentine law once the mine reached the production stage and we apply to the Argentine government to recover the applicable VAT on an ongoing basis. Through 2013 there were significant delays in obtaining final approvals and, therefore, the collection of VAT which resulted in the reclassification of $21,544,000 of current VAT to non-current VAT. Collections restarted during the latter part of 2013 and the classification reflects best estimates of timing of recoveries. Despite the procedural delays, we believe that the remaining balance is fully recoverable and have not provided an allowance as discussed further in note 23(b).

33 | Page

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2013 and 2012
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

12.	TRADE AND OTHER PAYABLES

Trade payables and accrued liabilities are comprised of the following items:

	December 31, 2013	December 31, 2012
	$	$
Trade payables	11,014	16,756
Accrued liabilities	63,373	57,762
Value added tax payable (note 7(b))	6,467	—
Income taxes payable	15,885	532
Current portion of close down and restoration provision (note 13)	4,228	1,864
Accrued interest on convertible notes (note 14)	3,157	2,093
	104,124	79,007
For the year ended December 31, 2013, accrued liabilities includes export duties on silver concentrate of $48,169,000 (2012 - $35,009,000)(note 17).

13.	CLOSE DOWN AND RESTORATION PROVISION

	December 31, 2013	December 31, 2012
	$	$
Balance, January 1	33,086	47,778

Liabilities settled during the year	(941)	(552)
Accretion expense	3,671	6,086
Foreign exchange gain	(29)	(5,947)
Revisions and new estimated cash flows	1,414	(14,279)

Balance, December 31	37,201	33,086

Less: current portion of close down and restoration provision in trade and other payables	(4,228)	(1,864)
Non-current close down and restoration provision	32,973	31,222

Our close down and restoration provision relates to the restoration and closure of our mining operations and projects under development (note 7). The provision is initially recorded at present value, and subsequently re-measured at each reporting period. During the year ended December 31, 2013, our estimate for our close down and reclamation provision increased by $1,414,000 due to changes in discount rates, certain economic assumptions and cash flow estimates.

The provision is calculated as the present value of estimated future net cash outflows based on the following key assumptions:

▪	Discount interest rates: ranging from 8.5% to 9.9% (2012 - 8.5% to 9.9%); and

▪	Settlement of obligations expected to occur over the next 10 years.
A 1% change in the discount rate would increase or decrease the provision by approximately $40,000.

34 | Page

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2013 and 2012
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

14.	CONVERTIBLE NOTES

(a)	2013 Notes

On January 16, 2013, we sold $265,000,000 in senior convertible unsecured notes (the "2013 Notes") for net proceeds of $256,083,000 after payment of commissions and expenses related to the offering. The 2013 Notes mature on February 1, 2033 and bear an interest rate of 2.875% per annum, payable semi-annually in arrears on February 1 and August 1 of each year. The 2013 Notes are convertible into our common shares at a fixed conversion rate, subject to certain anti-dilution adjustments. In addition, if certain fundamental changes occur to us, holders of the 2013 Notes may be entitled to an increased conversion rate. The 2013 Notes are convertible into our common shares at an initial conversion rate of 50 common shares per $1,000 principal amount of 2013 Notes converted, representing an initial conversion price of $20.00 per common share.

We may not redeem the 2013 Notes before February 1, 2018, except in the event of certain changes in Canadian tax law. At any time on or after February 1, 2018, but before February 1, 2020, we may redeem all or part of the 2013 Notes for cash, but only if the last reported sale price of our common shares for 20 or more trading days in a period of 30 consecutive trading days exceeds 130% of the conversion price. On or after February 1, 2020, we may redeem the 2013 Notes in full or in part, for cash.

Holders of the 2013 Notes have the right to require us to repurchase all or part of their 2013 Notes on February 1 of each of 2020, 2023 and 2028, or upon certain fundamental corporate changes. The repurchase price will be equal to 100% of the principal amount of the 2013 Notes being converted, plus accrued and unpaid interest to the repurchase date.

At initial recognition, the net proceeds of the 2013 Notes were bifurcated into its debt and equity components. The fair value of the debt portion of $178,358,000 was estimated using a discounted cash flow model method based on an expected life of seven years and a discount rate of 8.5%. The residual of $77,723,000 ($68,347,000 net of deferred tax) was allocated to equity. The 2013 Notes had a fair value of $191,487,000 as at December 31, 2013.

The debt portion has been designated as an 'other financial liability' and is recorded at amortized cost, net of transaction costs, and is accreted over the expected life using the effective interest method.

The movement in the debt portion of the 2013 Notes during the year comprised the following:

December 31, 2013
$
Debt portion of net proceeds	178,358
Accretion of discount	8,772
Interest accrued	7,262
Interest paid	(4,105)
Balance, December 31	190,287
Accrued interest	(3,157)
Non-current portion of 2013 Notes outstanding	187,130

(b)	2008 Notes

In February 2008, we sold $138,000,000 in senior convertible unsecured notes (“2008 Notes”) for net proceeds of $132,754,000 after payment of commissions and expenses related to the offering. The 2008 Notes bore an interest rate of 4.5% per annum, payable semi-annually. The 2008 Notes would have been convertible into our common shares at a fixed conversion price of approximately $43.33, subject to certain anti-dilution adjustments.

35 | Page

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2013 and 2012
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

14.	CONVERTIBLE NOTES (Cont'd)

Holders of the 2008 Notes also had the right to require us to repurchase all or part of their 2008 Notes at specified dates and exercised this right on March 1, 2013. The repurchase price was equal to 100% of the principal amount of the 2008 Notes being converted, plus accrued and unpaid interest to the repurchase date, which was paid in cash.

The 2008 Notes had contained an embedded derivative due to the fact that if the holder had elected to exercise their conversion option, we would have had the option to settle in either cash or common shares. Therefore, a derivative liability was recognized as FVTPL, and re-measured at each reporting period. For the year ended December 31, 2012, we recorded an unrealized gain on the derivative liability of $1,242,000 (note 19). As at December 31, 2012, we determined that the fair value of the derivative liability was $Nil due to the time to maturity and conversion price of $43.33, and therefore, no further gains or losses were recognized through to repurchase on March 1, 2013.

The debt portion had been designated as an ‘other financial liability’ so that it was recorded at amortized cost, net of transaction costs, and was accreted over an expected life of 5 years until March 2013 using the effective interest method. At December 31, 2012, it was classified as a current liability due to expected redemption in March 2013.

The movement in the debt portion of the 2008 Notes during the years comprised the following:

	December 31, 2013	December 31, 2012
	$	$
Balance, January 1	137,898	127,389
Accretion of discount	2,195	10,492
Interest accrued	1,012	6,227
Interest paid	(3,105)	(6,210)
Repayment of 2008 Notes	(138,000)	—
Balance, December 31	—	137,898
Accrued interest	—	(2,093)
Total 2008 Notes outstanding	—	135,805

15.	SHARE CAPITAL AND SHARE-BASED PAYMENTS

(a)	Authorized capital
We have unlimited authorized common shares with no par value.
(b)Stock options
We have an incentive plan, approved by our shareholders, under which options to purchase common shares may be granted to directors, officers, employees and others at the discretion of the Board of Directors. The plan provides for the issuance of incentive options to acquire up to a total of 8.5% of our issued and outstanding common shares. The exercise price of each option is set at the date of grant and shall not be less than the closing market price of our stock on the award date. The options can be granted for a maximum term of 10 years with vesting provisions determined by the Board of Directors. Currently, the vesting periods range up to three years, and the term is seven years. New shares from treasury are issued on the exercise of stock options.

36 | Page

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2013 and 2012
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

15.	SHARE CAPITAL AND SHARE-BASED PAYMENTS (Cont'd)
The changes in stock options issued during the years ended December 31, 2013 and December 31, 2012 are as follows:

Years ended December 31	2013		2012
	Number of stock options	Weighted average exercise price (C$/option)	Number of stock options	Weighted average exercise price (C$/option)

Outstanding, January 1	2,023,563	20.49	1,878,372	23.86
Granted	680,150	11.87	597,125	15.22
Exercised	(6,667)	(11.50)	(54,335)	(11.50)
Expired	(225,498)	(30.32)	(115,000)	(35.74)
Forfeited	(716,604)	(20.17)	(282,599)	(27.24)
Outstanding, December 31	1,754,944	16.05	2,023,563	20.49
During the year ended December 31, 2013, we granted 680,150 (2012 – 597,125) options to officers, employees, directors and other eligible persons at exercise prices ranging from C$9.50 to C$12.99 (December 31, 2012 – C$11.68 to C$17.47) and expiry dates ranging from January 25, 2020 to September 1, 2020.
As of December 31, 2013, incentive stock options constitute 2.2% (2012 – 2.5%) of issued and outstanding common capital. The aggregate intrinsic value of vested share options (market value less exercise price) at December 31, 2013 and December 31, 2012 was $Nil and $157,000, respectively.
The weighted average fair value of stock options granted during the year ended December 31, 2013 and year ended December 31, 2012 were estimated to be C$5.17 and C$6.89 per stock option, respectively, at the grant date using the Black-Scholes option pricing model, using the following assumptions:

Years ended December 31	December 31, 2013	December 31, 2012

Forfeiture rate (%)	3.0	3.0
Dividend yield (%)	0.0	0.0
Average risk-free interest rate (%)	1.34	1.23
Expected life (years)	4.2	4.2
Volatility (%)	55.4	58.0
Option pricing models require the input of highly subjective assumptions. The expected life of the options considered such factors as the average length of time similar option grants in the past have remained outstanding prior to exercise and the vesting period of the grants. Volatility was estimated based upon historical price observations over the expected term. Changes in the subjective input assumptions can materially affect the estimated fair value of the options.
The weighted average share price, at the date of grant, of stock options granted in 2013 was C$11.68 (2012 - C$15.03).
The weighted average share price at the date of the exercise of stock options in 2013 was C$13.15 (2012 - C$15.35).

37 | Page

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2013 and 2012
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

15.	SHARE CAPITAL AND SHARE-BASED PAYMENTS (Cont'd)
The following table summarizes information about stock options outstanding and exercisable at December 31, 2013:

	Stock options outstanding		Stock options exercisable
	Stock options outstanding	Weighted average remaining contractual life (years)	Stock options exercisable	Weighted average exercise price (C$/option)
Exercise prices (C$)

9.50 – 12.34	268,334	6.1	17,500	11.62
12.35 – 15.53	500,143	5.8	49,244	15.37
15.54 – 17.42	610,000	6.8	576,666	17.18
17.43 – 28.78	376,467	5.1	245,032	22.95
	1,754,944	6.0	888,442	18.56
(c)Deferred Share Units (“DSUs”)
Non-executive directors may elect to receive all or a portion of their annual compensation in the form of DSUs which are linked to the value of our common shares. DSUs are issued on a quarterly basis under the terms of the DSU Plan, at the market value of our common shares at the date of grant. The DSUs vest immediately and are redeemable in cash on the date the director ceases to be our director.

Years ended December 31	2013	2012
	Number of DSUs	Number of DSUs
Outstanding, January 1	150,117	98,289
Granted	100,902	51,828
Outstanding, December 31	251,019	150,117
The DSUs granted in the year ended December 31, 2013 had a fair value of C$8.45 per unit (2012 - C$13.65). The DSUs are cash-settled instruments and, therefore, the fair value of the outstanding DSUs at the end of each reporting period is recognized as an accrued liability with the associated compensation cost recorded in general and administrative expenses. As at December 31, 2013, the weighted average fair value was C$7.37 per unit (December 31, 2012 - C$14.83 per unit).
At December 31, 2013, an accrued liability of $1,739,000 (2012 - $2,238,000) was outstanding. For the year ended December 31, 2013, a share-based payment recovery of $396,000 (2012 - $840,000 expense) was recorded.
(d)Restricted Share Units (“RSUs”)
RSUs are granted to employees based on the value of our share price at the date of grant. The awards have a graded vesting schedule over a three-year period, and are cash-settled immediately upon vesting.
RSUs are cash-settled instruments and, therefore, are recognized as a liability, with fair value remeasurement at each reporting period. The associated compensation cost is recorded in general and administrative expenses unless directly attributable to a mineral property.

38 | Page

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2013 and 2012
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

15.	SHARE CAPITAL AND SHARE-BASED PAYMENTS (Cont'd)

Years ended December 31	2013	2012
	Number of RSUs	Number of RSUs
Outstanding, January 1	141,810	76,801
Granted	118,300	104,900
Settled	(53,286)	(21,089)
Forfeited	(77,326)	(18,802)
Outstanding, December 31	129,498	141,810

The RSUs granted in the year ended December 31, 2013 had a weighted average fair value of C$10.27 per unit (2012 -
C$14.45 per unit). RSUs settled in the year ended December 31, 2013 were settled at a fair value of C$9.92 per unit (2012 - C$14.74). As at December 31, 2013, the weighted average fair value was C$7.37 per unit (December 31, 2012 - C$14.83 per unit).
At December 31, 2013, an accrued liability of $476,000 (2012 - $1,300,000) was outstanding. For the year ended December 31, 2013, a share-based payment recovery of $374,000 (2012 - $656,000 expense) was recorded.
(e)Performance Share Units (“PSUs”)
PSUs are granted to senior executives, and vest after a performance period of three years. During 2011, in addition to a normal annual grant there was also a one-off grant of transitional PSUs, which vested after a two-year performance period. The vesting of these awards is based on our total shareholder return in comparison to our peer group, and awards range from 0% to 200% of initial PSUs granted.
PSUs are cash-settled instruments and therefore are recognized as a liability, with fair value remeasurement at each reporting period. The associated compensation cost is recorded in general and administrative expenses.

Years ended December 31	2013	2012
	Number of PSUs	Number of PSUs
Outstanding, January 1	201,220	109,700
Granted	137,500	110,058
Settled	(46,700)	—
Forfeited	(114,291)	(18,538)
Outstanding, December 31	177,729	201,220
The PSUs granted in the year ended December 31, 2013 had a weighted average fair value of C$12.99 per unit (2012 - C$14.68 per unit). PSUs settled in the year ended December 31, 2013 were settled at a fair value of C$10.00 per unit (2012 - $Nil). As at December 31, 2013, the weighted average fair value was C$7.37 per unit (2012 - C$14.83 per unit).
At December 31, 2013, an accrued liability of $589,000 (2012 - $1,095,000) was outstanding. For the year ended December 31, 2013, a share-based payment recovery of $103,000 (2012 - $773,000 expense) was recorded.

39 | Page

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2013 and 2012
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

15.	SHARE CAPITAL AND SHARE-BASED PAYMENTS (Cont'd)
(f)Share-based compensation
Total share-based compensation, including all equity and cash-settled arrangements, for the years ended December 31, 2013 and 2012 has been recognized in the consolidated financial statements as follows:

Years ended December 31	2013	2012
	$	$
Equity-settled
General and administrative expense	1,001	4,128
Property, plant and equipment	189	249
Cash-settled
General and administrative (recovery) expense	(873)	2,349
Property, plant and equipment	255	139
Total	572	6,865

16.	OTHER RESERVES

	2013	2012
	$	$
Foreign currency translation reserve
At January 1	788	(3,847)
Parent company, subsidiary companies' and associate currency translation adjustments	(1,035)	4,635
Currency translation adjustments recycled to net income on derecognition of investment in associate	250	—
At December 31	3	788

Available-for-sale revaluation reserves
At January 1	9,646	750
Unrealized (losses) gains on available-for-sale securities	(61,577)	(41)
Deferred income tax recovery	7,522	(417)
Realized loss of marketable securities recycled to net income, net of tax	62	9,354
At December 31	(44,347)	9,646

Transactions with non-controlling interests
At January 1	(28,198)	(28,198)
At December 31	(28,198)	(28,198)

Share-based compensation reserve
At January 1	41,780	37,810
Stock options exercised	(56)	(407)
Share-based compensation	1,190	4,377
At December 31	42,914	41,780

Total other reserves at December 31	(29,628)	24,016

40 | Page

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2013 and 2012
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

17.	OPERATING COSTS BY NATURE

a)Cost of sales

Years ended December 31	2013	2012
	$	$
Cost of inventory	100,555	116,369
Depletion, depreciation and amortization	41,808	43,274
Export duties (1)	14,946	23,372
Write-down of stockpiles to NRV (note 6)	12,193	—
	169,502	183,015

(1)
We entered into a fiscal stability agreement (the “Fiscal Agreement”) with the Federal Government of Argentina in 1998 for production from the Pirquitas Mine. In December 2007, the National Customs Authority of Argentina (Dirección Nacional de Aduanas) levied an export duty of approximately 10% from concentrates for projects with fiscal stability agreements pre-dating 2002. The Federal Government asserts that the Pirquitas Mine is subject to this export duty despite contrary rights detailed under the Fiscal Agreement. We have challenged the legality of the export duty applied to silver concentrates and the matter is currently under review by the Federal Court (Jujuy) in Argentina. The Federal Court (Jujuy) granted an injunction in our favor effective September 29, 2010 that prohibited the Federal Government from withholding the 10% export duty on silver concentrates (the “Injunction”), pending the decision of the courts with respect to our challenge of the legality of the application of the export duty. The Injunction was appealed by the Federal Government but upheld by each of the Federal Court of Appeal (Salta) on December 5, 2012 and the Federal Supreme Court of Argentina on September 17, 2013. The Federal Government also appealed the refund we claimed for the export duties paid before the Injunction, as well as matters of procedure related to the uncertainty of the amount reclaimed; however, on May 3, 2013, such appeal was dismissed by the Federal Court of Appeal (Salta).

As of December 31, 2013, the Pirquitas Mine has paid $6,646,000 in export duties, against which it has filed for recovery. In accordance with the Injunction, we have not been paying export duties on silver concentrates but continue to accrue duties in full until the outcome of our challenge of the legality of the application of the export duty is known with certainty. However, the Federal Government has enacted legislation limiting the term of effectiveness of injunctions ordered against it, and we are assessing the potential impact of such legislation on the Injunction, including as it relates to the payment of any accrued export duties. As at December 31, 2013, we have accrued a liability totaling $48,169,000 (2012 - $35,009,000), with a corresponding increase in cost of sales in the relevant period. If this export duty is successfully overturned, the benefit will be recognized in the consolidated statement of (loss) income for the full amount of paid and unpaid duty in the period that recovery becomes virtually certain.

41 | Page

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2013 and 2012
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

17.	OPERATING COSTS BY NATURE (Cont'd)

b)General and administrative expenses

Years ended December 31	2013	2012
	$	$
Salaries and benefits	13,214	9,052
Consulting and professional fees	5,058	2,448
Travel expense	960	1,127
Rent expense	928	788
Insurance expense	769	913
Computer expenses	606	508
Shareholder and investor relations	409	715
Depreciation and amortization	375	173
Listing and filing fees	283	253
Directors fees and expenses	199	353
Share-based compensation	128	6,477
Other expenses	512	855
	23,441	23,662
c)Restructuring costs
During 2013, we incurred restructuring costs of $2,928,000 (2012 - $Nil) which are recorded in general and administrative expenses as salaries and benefits and $1,468,000 (2012 - $Nil) in cost of inventory.

18.	FINANCE INCOME AND EXPENSES
a)Interest earned

Years ended December 31	2013	2012
	$	$
Interest earned	6,180	2,066

b)Interest expense and other finance costs

Years ended December 31	2013	2012
	$	$
Interest expense on convertible notes	(8,274)	(6,227)
Accretion expense on convertible notes	(10,967)	(10,493)
Accretion of close down and restoration provision	(3,671)	(6,086)
Other finance expense	(180)	(1,655)
Total interest expense and other finance costs	(23,092)	(24,461)

42 | Page

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2013 and 2012
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

19.	OTHER INCOME (OTHER EXPENSES)

Years ended December 31	2013	2012
	$	$
Impairment reversal on investments (1)	183	4,853
Gain on dilution of associate (note 9)	2,112	15,839
Share of net (loss) of associate	(1,033)	(3,409)
Unrealized (loss) on financial instruments at FVTPL (2)	—	(2,501)
Impairment of marketable securities (3)	(13,003)	(9,354)
Write-down of exploration expenditure (note 7)	(7,155)	(86)
Write-down of assets held for sale (note 7)	(3,875)	—
Dividend income	178	701
Other expense	19	(1,365)
	(22,574)	4,678

(1)	We disposed of our Canadian asset-backed commercial paper (ABCP), following improved liquidity in that market. These assets had been previously written off.

(2)	Financial instruments held at FVTPL included the Pretium warrant liability and the conversion option embedded in the 2008 Notes (note 14).

(3)
In 2013, we recorded impairment on marketable securities, due to a significant decline in share price, resulting in a realized loss of $13,050,000 (2012 - $10,806,000). This was offset by a $47,000 gain (2012 - $1,452,000) on disposal of marketable securities.

20.	EARNINGS PER SHARE

The calculations of basic and diluted earnings per share for the year ended December 31, 2013 and 2012 are based on the following:

Years ended December 31	2013	2012
		(restated note 2(u))

(Loss) earnings used in the calculation of diluted (loss) earnings per share	$(224,997)	$55,328

Weighted average number of common shares issued (thousands)	80,754	80,744
Adjustments for dilutive instruments:
Stock options (thousands)	—	17
Weighted average number of common shares for diluted (loss) earnings per share (thousands)	80,754	80,761

Basic (loss) earnings per share	$(2.79)	$0.69
Diluted (loss) earnings per share	$(2.79)	$0.69
As we incurred a net loss during the year ended December 31, 2013, basic and diluted loss per share are the same because the exercise of options and convertible notes are anti-dilutive. During the year ended December 31, 2012 , the outstanding 2008 Notes were not dilutive.

43 | Page

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2013 and 2012
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

21.	OPERATING SEGMENTS

We are a resource company focused on the acquisition, exploration, development and operation of precious metal projects in the Americas.

An operating segment is defined as a component:

▪	that engages in business activities from which it may earn revenues and incur expenses;

▪	whose operating results are reviewed regularly by the entity’s chief operating decision maker; and

▪	for which discrete financial information is available.

We have identified operating segments based on the information used by our President and Chief Executive Officer (who is considered to be the chief operating decision maker) to manage the business. We primarily manage our business by looking at individual resource projects and typically segregate these projects between production, development and exploration.

For reporting purposes, exploration and development projects have been aggregated into a single reportable segment ‘exploration and development properties’ where they all have similar characteristics and do not exceed the quantitative thresholds for individual disclosure. The Pitarrilla Project which, as of December 31, 2013, exceeds 10% of our total assets and has therefore been disclosed separately as a component. The comparative periods have been restated accordingly.

The only production property, the Pirquitas Mine, is considered a single operating segment which derives its revenues from the sale of silver and zinc concentrates. The corporate division earns income that is considered incidental to our activities and therefore does not meet the definition of an operating segment. Consequently, the following reporting segments have been identified:

▪	Pirquitas Mine;

▪	Pitarrilla Project; and

▪	Other exploration and development properties.
The following is a summary of the reported amounts of income or loss, and the carrying amounts of assets and liabilities by operating segment:

Year ended and at December 31, 2013	Pirquitas mine	Pitarrilla Project	Exploration and development properties	Other reconciling items (i, ii)	Total
	$	$	$	$	$
Revenue	174,686	—	—	—	174,686
Cost of inventory and export duties	(127,694)	—	—	—	(127,694)
Depletion, depreciation and amortization	(41,808)	—	—	—	(41,808)
Cost of sales	(169,502)	—	—	—	(169,502)
Income from mine operations	5,184	—	—	—	5,184

Impairment charge	(202,440)	—	—	—	(202,440)
Operating (loss)	(203,076)	—	(1,225)	(20,414)	(224,715)
Write-down of assets	—	(3,875)	(7,155)	—	(11,030)
(Loss) income before income tax	(233,821)	(3,879)	57,707	(29,571)	(209,564)

Interest income and other finance income	4,907	—	—	1,273	6,180
Interest expense and other finance costs	(3,658)	(5)	(89)	(19,340)	(23,092)
Income tax (expense) recovery	8,374	(7,986)	(17,599)	1,778	(15,433)

Total assets	383,978	127,828	184,937	494,498	1,191,241
Non-current assets	241,739	124,858	134,586	1,855	503,038
Total liabilities	(106,118)	(10,445)	(29,156)	(203,244)	(348,963)

44 | Page

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2013 and 2012
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

21.	OPERATING SEGMENTS (Cont'd)

Year ended and at December 31, 2012	Pirquitas mine(restated note 2(u))	Pitarrilla Project	Exploration and development properties	Other reconciling items (i, ii)	Total (restated note 2(u))
	$	$	$	$	$
Revenue	241,120	—	—	—	241,120
Cost of inventory and export duties	(139,741)	—	—	—	(139,741)
Depletion, depreciation and amortization	(43,274)	—	—	—	(43,274)
Cost of sales	(183,015)	—	—	—	(183,015)

Income from mine operations	58,105	—	—	—	58,105

Operating income (loss)	45,460	(218)	(498)	(23,003)	21,741
Write-down of assets	—	—	—	86	86
Income (loss) before income tax	28,757	(238)	(411)	18,969	47,077

Interest income and other finance income	824	—	388	854	2,066
Interest expense and other finance costs	(7,431)	—	(75)	(16,955)	(24,461)
Income tax recovery (expense)	7,636	1,771	(789)	(367)	8,251

Total assets	614,244	123,246	149,572	430,785	1,317,847
Non-current assets	394,020	113,708	123,331	121,064	752,123
Total liabilities	(99,995)	(1,461)	(2,483)	(161,469)	(265,408)
(i) Other reconciling items refer to items that are not reported as part of segment performance as they are managed on a group basis.
(ii) Includes our investment in Pretium.

Segment revenue by product

Years ended December 31	2013	2012
	%	%
Silver	91	98
Zinc	9	2

Segment revenue by location and major customers
100% of revenues are attributable to the Pirquitas mine segment in Argentina. Our sales are made to external customers of various geographical areas. We had four customers who accounted for 23%, 20%, 17%, and 17% of total revenue in 2013, and four customers who accounted for 37%, 26%, 16%, and 11% of total revenue in 2012.

45 | Page

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2013 and 2012
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

21.	OPERATING SEGMENTS (Cont'd)

Non-current assets by location

	December 31, 2013	December 31, 2012
		(restated note 2(u))
	$	$
Argentina	271,490	422,043
Mexico	153,145	130,277
Peru	65,783	59,150
United States	8,967	8,128
Canada	3,195	122,393
Chile	458	10,132
Total	503,038	752,123

22.	FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS
Our financial instruments include cash and cash equivalents, trade and other receivables, marketable securities, other financial assets, trade and other payables, and convertible notes.
a)Financial assets and liabilities by category

At December 31, 2013	Loans and receivables	FVTPL	Available-for-sale	Other financial liabilities	Total
	$	$	$	$	$
Financial assets
Cash and cash equivalents	415,657	—	—	—	415,657
Trade and other receivables (1)	994	43,516	—	—	44,510
Marketable securities	—	25,567	103,700	—	129,267
Other financial assets (2)	29,847	—	—	—	29,847
Total financial assets	446,498	69,083	103,700	—	619,281

Financial liabilities
Trade and other payables	—	2,805	—	26,570	29,375
Convertible notes (3)	—	—	—	187,130	187,130
Total financial liabilities	—	2,805	—	213,700	216,505

46 | Page

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2013 and 2012
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

22.	FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS (Cont'd)

At December 31, 2012	Loans and receivables	FVTPL	Available-for-sale	Other financial liabilities	Total
	$	$	$	$	$
Financial assets
Cash and cash equivalents	366,947	—	—	—	366,947
Trade and other receivables (1)	112	40,947	—	—	41,059
Marketable securities	—	—	34,733	—	34,733
Other financial assets	1,847	—	—	—	1,847
Total financial assets	368,906	40,947	34,733	—	444,586

Financial liabilities
Trade and other payables	—	4,633	—	36,969	41,602
Convertible notes (3)	—	—	—	135,805	135,805
Total financial liabilities	—	4,633	—	172,774	177,407

(1)	Certain trade and other receivables are classified as FVTPL due to the embedded derivative identified through provisional pricing arrangements discussed in note 2(e).

(2)	Other financial assets include deferred consideration received from sale of San Agustin project discussed in note 7(b).

(3)	The debt portion of the convertible notes is designated as an other financial liability.

b)Fair value of financial instruments

	December 31, 2013		December 31, 2012
	Carrying value	Fair value	Carrying value	Fair value
	$	$	$	$
Financial assets
Trade and other receivables	44,510	44,510	41,059	41,059
Marketable securities	129,267	129,267	34,733	34,733
Other financial assets (note 5)	29,847	29,847	1,847	1,847
Total financial assets	203,624	203,624	77,639	77,639

Financial liabilities
Convertible notes (note 14) (1)	187,130	191,487	135,805	138,000
Total financial liabilities	187,130	191,487	135,805	138,000

(1)The fair value of the convertible notes includes both the debt and equity components.

The carrying values of cash and cash equivalents and trade and other payables, approximate their fair values due to their short maturity.

47 | Page

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2013 and 2012
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

22.	FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS (Cont'd)

Fair value hierarchy

Assets and liabilities that are held at fair value are categorized based on a valuation hierarchy which is determined by the valuation methodology utilized:

	Fair value at December 31, 2013
	Level 1	Level 2	Level 3	Total
	$	$	$	$
Recurring measurements
Trade and other receivables	—	43,516	—	43,516
Marketable securities	103,700	25,567	—	129,267
Trade and other payables	—	2,805	—	2,805
	103,700	71,888	—	175,588

Non-recurring measurements
Inventory (note 6)	—	—	3,656	3,656
Assets held for sale (note 7)	—	—	3,876	3,876
Property, plant and equipment (note 7)	—	—	222,169	222,169
	—	—	229,701	229,701

Fair values disclosed
Convertible notes (note 14)	191,487	—	—	191,487
	191,487	—	—	191,487
Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities
Marketable securities, consisting of available-for-sale investments with no trading restrictions are valued using a market approach based upon unadjusted quoted prices in an active market obtained from securities exchanges. The fair value disclosed for our convertible notes is also included in Level 1, as the basis of valuation uses a quoted price in an active market.
Level 2 – inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices); and
Marketable securities with certain trading restrictions are included in Level 2, as are trade receivables from provisional invoices for concentrate sales, as the basis of valuation uses quoted commodity prices.
Accrued liabilities relating to DSUs, RSUs, and PSUs are included in Level 2, as the basis of valuation uses quoted prices in active markets.
Level 3 – inputs for an asset or liability that are not based on observable market data (unobservable inputs)
During the year ended December 31, 2013, the Pirquitas Mine CGU and two used ball mills were written down to their recoverable amounts, and inventory to NRV. The recoverable amounts and NRV become the carrying values and will not be revalued, but certain assumptions used in the calculation of these recoverable amounts and NRV are categorized as Level 3 in the fair value hierarchy (note 8).
There were no transfers between Level 1 and Level 2 or transfers into and out of Level 3 during the years ended December 31, 2013 or 2012.

48 | Page

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2013 and 2012
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

23.	FINANCIAL RISK MANAGEMENT

We are exposed to a variety of financial risks as a result of our operations, including market risk (which includes price risk, currency risk and interest rate risk), credit risk and liquidity risk. Our overall risk management strategy seeks to reduce potential adverse effects on our financial performance. Risk management is carried out under policies approved by the Board of Directors.
We may, from time to time, use foreign exchange contracts, commodity price contracts and interest rate swaps to manage our exposure to fluctuations in market prices foreign currency, metal prices and interest rates. We do not have a practice of trading derivatives. In the past, our use of derivatives was limited to specific programs to manage fluctuations in foreign exchange risk, which are subject to the oversight of the Board of Directors.
The risks associated with our financial instruments, and the policies on how we mitigate those risks are set out below. This is not intended to be a comprehensive discussion of all risks.
a)Market Risk
This is the risk that the fair values of financial instruments will fluctuate owing to changes in market prices. The significant market risks to which we are exposed are price risk, currency risk and interest rate risk.
(i)  Price Risk
This is the risk that the fair values or future cash flows of our financial instruments will fluctuate because of changes in market prices. Income from mine operations in the next year depends on the metal prices for silver, and to a lesser extent, zinc. These prices are affected by numerous factors that are outside of our control such as:

▪	global or regional consumption patterns;

▪	the supply of, and demand for, these metals;

▪	speculative activities;

▪	the availability and costs of metal substitutes;

▪	inflation; and

▪	political and economic conditions, including interest rates and currency values.
The principal financial instrument that we hold which are impacted by commodity prices is the embedded derivative within trade receivables. The majority of sales agreements are subject to pricing terms that settle within one to three months after delivery of concentrate, and this adjustment period represents our trade receivable exposure to variations in commodity prices.
We have not hedged the price of silver or any other metal as part of our overall corporate strategy.
A 10% increase in the commodity prices as at December 31, with all other variables held constant, would have resulted in the following impact to our trade receivables and after-tax net income:

	2013	2012
	$	$
10% increase in silver price	1,814	3,387
10% increase in zinc price	272	—

We hold certain investments in marketable securities which are measured at fair value, being the closing price of each equity investment at the balance sheet date. We are exposed to changes in share prices which would result in gains and losses being recognized in total comprehensive income. A 10% change in prices would have a $12,927,000 impact on total comprehensive income.

49 | Page

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2013 and 2012
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

23.	FINANCIAL RISK MANAGEMENT (Cont'd)
(ii)  Currency Risk
Currency risk is the risk that the fair values or future cash flows of our financial instruments and value added tax receivable will fluctuate because of changes in foreign currency rates. Our financial instruments are exposed to currency risk where those instruments are denominated in currencies that are not the same as the functional currency of the entity that holds them; exchange gains and losses in these situations impact earnings.
The following are the most significant areas of exposure to currency risk, shown in thousands of U.S. dollars:

	December 31, 2013
	Canadian dollar	Argentine peso	Australian dollar	Mexican peso
Cash	7,881	20,751	4,983	8,007
Marketable securities	126,428	—	2,839	—
Value added tax receivable	—	64,816	—	3,412
Trade and other payables (excluding VAT and income taxes)	(7,387)	(13,606)	—	(1,618)
Valued added tax payable	—	—	—	(6,467)
Income taxes payable	—	—	—	(15,885)
Total	126,922	71,961	7,822	(12,551)

	December 31, 2012
	Canadian dollar	Argentine peso	Australian dollar	Mexican peso
Cash	35,860	62,612	5,583	1,482
Marketable securities	19,034	—	15,699	—
Value added tax receivable	—	65,976	—	3,521
Trade and other payables	(10,088)	(14,924)	—	(726)
Total	44,806	113,664	21,282	4,277

We monitor and manage this risk with the objective of ensuring our group-wide exposure to negative fluctuations in currencies against the USD is managed. As at December 31, 2013 we have not entered into any derivatives to mitigate this risk.

The Argentine government requires the repatriation of export revenues into Argentina and, where cash flows exceed our current cash repatriation schedule, this results in our Argentine peso cash balance increasing potentially significantly. In Argentina the official Argentine peso exchange rate published is significantly lower than the parallel market rate (also referred to as the Blue Chip rate). We use the official Argentine peso exchange rate for all re-measurement purposes which is consistent with the economic reality that foreign currency transactions entered into or paid out of Argentina are required to be converted at the official exchange rate. A sudden devaluation of the Argentine peso to a rate closer to the parallel rate would materially impact the value of our Argentine peso denominated cash and VAT receivables in U.S. dollar terms, but would improve our operating costs in U.S. dollar terms, all else being equal. We are actively seeking ways to mitigate the risk on our cash balance of a devaluation of the Argentine peso, and therefore, we are repatriating cash from Argentina under a fixed schedule of debt repayments.

Subsequent to the end of 2013 the Argentine peso has seen a significant devaluation, well above the pace of devaluation through 2013 as the government reduced intervention and relaxed capital controls. We are still assessing the impact of this devaluation on the Pirquitas mine. The devaluation will reduce the value of our Argentine peso denominated assets, principally cash and VAT receivables, and decrease Argentina peso denominated liabilities, principally accounts payable, when expressed in USD terms, our reporting currency.

50 | Page

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2013 and 2012
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

23.	FINANCIAL RISK MANAGEMENT (Cont'd)

A 10% increase in the U.S. dollar exchange rate on financial assets and liabilities denominated in the following currencies, with all other variables held constant, would have resulted in the following impact to our total comprehensive income:

Years ended December 31	2013	2012
	$	$
Canadian dollar	(9,422)	(3,361)
Argentine peso	(4,826)	(7,614)
Australian dollar	(547)	(1,490)
Mexican peso	873	(300)
(iii)  Interest Rate Risk
Interest rate risk is the risk that the fair values or future cash flows of our financial instruments will fluctuate because of changes in market interest rates. Interest rate risk mainly arises from the interest rate impact on our cash and cash equivalents because they are the only financial instrument we hold that are impacted by interest based on variable market interest rates. The convertible notes have fixed interest rates and are not exposed to fluctuations in interest rates; a change in interest rates would impact the fair value of the instruments, but because we record the 2013 Notes at amortized cost there would be no impact on our financial results. We monitor our exposure to interest rates closely and have not entered into any derivative contracts to manage our risk. Similar risk exposures existed for the 2008 Notes.
As at December 31, 2013, the weighted average interest rate earned on our U.S. dollar cash and cash equivalents was 0.32% (2012 - 0.41%). With other variables unchanged, a 1% change in the annualized interest rate would impact after tax net income by $3,292,000 (2012 - $2,619,000).
b)Credit Risk
Credit risk is the risk that a third party might fail to discharge its obligations under the terms of a financial contract. Our credit risk is limited to the collectibility of trade receivables in the ordinary course of business and the quality of our financial investments.
Credit risk related to financial institutions and cash deposits Under our investment policy, investments are made only in highly rated financial institutions, corporate and government securities. We diversify our holdings and consider the risk of loss associated with investments to be low.

Credit risk related to trade receivables We are exposed to credit risk through our trade receivables on concentrate sales, which are principally with internationally-recognized counterparties. Payments of receivables are scheduled, routine and received within a contractually agreed time frame. We manage this risk by requiring provisional payments of at least 80 percent of the value of the concentrate shipped and through utilizing multiple counterparties.

Credit risk related to other financial assets All other receivable balances are expected to be collectible in full due to the nature of the counterparties and/or a previous history of collectibility. Deferred consideration is also expected to be collectible in full.

We also have credit risk through our significant value added tax receivable balance that is collectible from the government of Argentina. The balance is expected to be recoverable in full, however due to legislative rules and the complex collection process, a significant portion of the asset is classified as non-current until government approval of the recovery claim is approved.

51 | Page

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2013 and 2012
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

23.	FINANCIAL RISK MANAGEMENT (Cont'd)

Our maximum exposure to credit risk as at December 31 was as follows:

	December 31, 2013	December 31, 2012
	$	$
Cash and cash equivalents	415,657	366,947
Value added tax receivable	68,338	70,159
Trade and other receivables	44,510	41,059
Other financial assets	29,847	1,847
	558,352	480,012
At December 31, 2013, no amounts were held as collateral.
c)Liquidity Risk
Liquidity risk is the risk that we will not be able to meet our obligations over financial instruments as they fall due. We manage our liquidity risk through a rigorous planning and budgeting process, which is reviewed and updated on a regular basis, to help determine the funding requirements to support our current operations, expansion and development plans, and by managing our capital structure as described in note 23(d). Our objective is to ensure that there are sufficient committed financial resources to meet our business requirements for a minimum of twelve months.
Argentine government regulation of U.S. dollar inflows and outflows restricts the ability to repatriate cash generated by the Pirquitas mine although we are repatriating cash from Argentina under a fixed schedule of debt repayments, which has an impact on overall corporate liquidity.
In the normal course of business, we enter into contracts that give rise to commitments for future minimum payments. The following is a maturity profile of financial liabilities and operating and capital commitments presenting contractual undiscounted cash flows:

	Payments due by period (as at December 31, 2013)					At December 31, 2012
Contractual obligations	Less than one year	1 - 3 years	4-5 years	After 5 years	Total	Total
	$	$	$	$	$	$
Trade and other payables	84,010	—	—	—	84,010	77,143
Convertible notes (i)	—	—	—	265,000	265,000	138,000
Interest on convertible notes (i)	7,619	22,856	15,238	3,809	49,522	3,079
Capital expenditure commitments	6,164	—	—	—	6,164	18,875
Minimum lease rental and lease payments	424	1,520	963	—	2,907	3,528
Total contractual obligations	98,217	24,376	16,201	268,809	407,603	240,625

(i)
Convertible notes mature in 2033 but are redeemable in part or in full at the option of the holder on February 1 at each of 2020, 2023, and 2028, or upon fundamental corporate changes. They are also redeemable by us in part or in full on and after February 1, 2018. The notes bear interest of 2.875% per annum and are convertible into common shares upon specified events at a fixed conversion price of approximately $20.00 per common share (note 14).

In our opinion, working capital at December 31, 2013 together with future cash flows from operations is sufficient to support our commitments through 2014, including payment for the acquisition and integration of the Marigold Mine in 2014 (note 26).

52 | Page

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2013 and 2012
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

23.	FINANCIAL RISK MANAGEMENT (Cont'd)
d)Capital management
Our objectives when managing capital are:

▪	to safeguard our ability to continue as a going concern in order to develop and operate our current projects and pursue strategic growth initiatives;

▪	to maintain a flexible capital structure which lowers the cost of capital; and

▪	to provide an adequate return to shareholders.
In assessing our capital structure, we include in our assessment the components of shareholders’ equity, convertible notes, and cash and cash equivalents. In order to facilitate the management of capital requirements, we prepare annual expenditure budgets and continuously monitor and review actual and forecasted cash flows. The annual and updated budgets are monitored and approved by the Board of Directors.
To maintain or adjust the capital structure, we may, from time to time, issue new shares, issue new debt, repay debt or dispose of non-core assets. We expect our current capital resources will be sufficient to carry out our exploration plans and support operations through the current operating period.
We issued convertible notes in 2013 (note 14) but these do not contain any financial covenants. Accordingly, as of December 31, 2013, there were no externally-imposed capital requirements.

24.	RELATED PARTY TRANSACTIONS
a)Key management compensation
Key management includes our directors (executive and non-executive) and other key officers, including the CEO, CFO and Senior Vice Presidents. The compensation paid or payable to key management for employee services is shown below:

Years ended December 31	2013	2012
	$	$
Salaries and other short-term employee benefits	2,600	2,152
Post-employment benefits	21	15
Termination benefits	1,370	—
Share-based compensation (i)	1,704	3,897
Total compensation	5,695	6,064

(i)	Share-based compensation includes mark-to-market adjustments on cumulative DSU positions as reported in the consolidated statements of income.

53 | Page

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2013 and 2012
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

24.	RELATED PARTY TRANSACTIONS (Cont'd)
b)Principal Subsidiaries
The consolidated financial statements include the accounts of Silver Standard Resources Inc. and our wholly-owned subsidiaries, the most significant of which are presented in the following table:

Subsidiary	Location	Ownership	Principal project
Pacific Rim Mining Corporation Argentina S.A.	Argentina	100%	Diablillos
Minera Silver Standard Chile S.A.	Chile	100% (1)	Challacollo
Silver Standard Durango, S.A. de C.V.	Mexico	100%	Pitarrilla
Silver Standard Exploraciones, S.A. de C.V.	Mexico	100%	Veta Colorada
Silver Standard Mexico, S.A. de C.V.	Mexico	100%	Nazas
Reliant Ventures S.A.C.	Peru	100%	San Luis
Sociedad Minera Berenguela S.A.	Peru	100%	Berenguela
Candelaria Mining Company	USA (Delaware)	100%	Candelaria
Maverick Silver Inc.	USA (Nevada)	100% (2)	Maverick Springs
Mina Pirquitas, Inc	USA (Delaware)	100%	Pirquitas

(1)	On February 7, 2014, we completed the sale of Minera Silver Standard Chile S.A., the holder of the Challacollo property, to Mandalay.

(2)	The Maverick Springs project is held in a joint venture in which we have a 55% interest, representing all of the silver resources hosted in the project.

25.	SUPPLEMENTAL CASH FLOW INFORMATION

Changes in working capital items during the year ended December 31, 2013 and 2012 are as follows:

Years ended December 31	2013	2012
		(restated note 2(u))
	$	$
Trade and other receivables	(2,921)	(38,273)
Inventory	1,555	18,679
Trade and other payables	15,787	23,270
	14,421	3,676
During the year ended December 31, 2013 and 2012 we conducted the following non-cash investing and financing transactions:

Years ended December 31	2013	2012
	$	$
Shares received for sale of mineral property	25,420	—
Transfer of share-based payment reserve upon exercise of stock options	(56)	(407)

54 | Page

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2013 and 2012
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

26.	EVENTS AFTER THE REPORTING DATE

Proposed acquisition of the Marigold Mine (“Marigold”)
On February 2, 2014, we announced that we had entered into a definitive agreement pursuant to which we will acquire 100% of the Marigold Mine in Nevada, USA which is currently operated under a joint venture agreement between Goldcorp Inc. and Barrick Gold Corporation, for approximately $275 million, payable in cash. The purchase price will be satisfied from current cash reserves, the acquisition agreement is not conditional upon financing.
The purchase agreement includes typical closing conditions, including regulatory approvals. Closing of the transaction is expected to occur in the first half of 2014.
The acquisition will be treated as a business combination under IFRS 3, Business Combinations; the accounting for the transaction, including the allocation of the purchase price, will be completed once the transaction closes.

55 | Page